Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

Ultra Clean Holdings, Inc.,

Sir Daibus Ltd.,

Bealish Ltd.

and

Ham-Let (Israel – Canada) Ltd.

Dated as of December 16, 2020

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 16, 2020 by and among Ultra Clean Holdings, Inc., a Delaware corporation and Sir Daibus Ltd., a company organized under the laws of the State of Israel and a direct or indirect wholly-owned subsidiary of Ultra Clean Holdings, Inc. (collectively, “Parent”), Bealish Ltd., a company organized under the laws of the State of Israel and a direct or indirect wholly-owned subsidiary of Parent (“Merger Sub”), and Ham-Let (Israel-Canada) Ltd. Ltd., a company organized under the laws of the State of Israel (the “Company”). All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I.

W I T N E S S E T H:

WHEREAS, the parties hereto intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent, on the terms of, and subject to, the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (ii) approved this Agreement, the Merger and the other transactions contemplated hereby; and (iii) determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of Merger Sub has (i) approved this Agreement, the Merger and the other transactions contemplated hereby; (ii) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its shareholders; (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors; and (iv) determined to recommend that the shareholder of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of Parent has (i) approved this Agreement, the Merger and the other transactions contemplated hereby; (ii) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Parent; and (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors;

WHEREAS, simultaneously with the execution and delivery of this Agreement, Parent, as the sole shareholder of Merger Sub, has approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, simultaneously with the execution and delivery of this Agreement, as a condition to Parent’s entering into this Agreement and as a material inducement thereto, Parent and a certain shareholder of the Company identified in Exhibit A (the “Principal Company Shareholders”) are entering into written undertaking (the “Undertakings”) pursuant to which the Principal Company Shareholders are agreeing, subject to the terms and conditions thereof, inter alia, to vote their Company shares in favor of the approval of the Merger and adoption of this Agreement, in the form attached hereto as Exhibit A.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

Section 1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“102 Trustee” shall mean the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Options and Company 102 Shares.

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition from the Company by any Person, directly or indirectly, of more than fifteen percent (15%) of the Company Shares outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any Person that, if consummated in accordance with its terms, would result in such Person beneficially owning more than fifteen percent (15%) of the Company Shares outstanding as of the consummation of such tender or exchange offer; (ii) a sale, lease, exchange, license, transfer, acquisition or disposition of more than fifteen percent (15%) of the total consolidated assets of the Company and its Subsidiaries (including for this purpose the outstanding equity securities of the Company’s Subsidiaries); in each case of (i) and (ii) above, including by way of a merger, share purchase, consolidation, business combination, scheme of arrangement or similar transaction involving the Company and/or any of its Subsidiaries (except for any such transaction between or among two or more of the Company’s Subsidiaries) or a recapitalization, restructuring, liquidation or dissolution; or (iii) any issuance by the Company individually or in the aggregate of over fifteen percent (15%) of its equity securities, except pursuant to the exercise of options that are outstanding as of the date hereof.

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, for purposes of this Agreement, a portfolio company of any of the Principal Company Shareholders or of any of the private equity funds Affiliated with them shall not be deemed an Affiliate of the Company or of the Principal Company Shareholders.

“Ancillary Agreements” shall mean the Paying Agent Agreement, the Undertaking and any other agreements and instruments provided for, or executed and delivered in connection with this Agreement.

“Antitrust Law” shall mean any Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“Articles of Association” shall mean the articles of association of the Surviving Company.

“Business Day” shall mean any day other than a Friday, Saturday, Sunday or other day on which the banks in New York or Israel are authorized by Law or executive order to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (CARES), as amended, and/or guidance, rules and regulations promulgated thereunder.

“Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2020.

“Company Balance Sheet Date” shall mean September 30, 2020.

“Company Board” shall mean the Board of Directors of the Company.

“Company Intellectual Property Rights” shall mean Intellectual Property Rights (including any applications therefor) (a) owned or filed by the Company or any of its Subsidiaries;

(b) incorporated by the Company or any of its Subsidiaries in their products; or (c) licensed to the Company or any of its Subsidiaries, in each case, that are used in the conduct of the business of the Company or any of its Subsidiaries as currently conducted, in each case of (a), (b) and (c) excluding any off-the-shelf Software.

“Company Material Adverse Effect” shall mean any change, effect, event or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate when taken together with all other Changes that exist on the date of determination of the occurrence of a Company Material Adverse Effect, regardless of whether or not such Change constitutes a breach of the representations or warranties made by the Company in this Agreement, that has or is reasonably likely to have, a material adverse effect on the financial condition, properties, assets (including intangible assets), liabilities, business, operations or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, no Change (by itself or when aggregated or taken together with any and all other Changes) resulting from, arising out of, or is reasonably likely to result from, any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” and no Change (by itself or when aggregated or taken together with any and all other such Changes) resulting from, arising out of, or is reasonably likely to result from, any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(i) general economic conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world in which the Company or any of its Subsidiaries operates (including sells), or conditions in the global economy generally;

(ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in Israel, the United States or any other country or region in the world in which the Company or any of its Subsidiaries operates (including sells);

(iii) conditions (or changes in such conditions) in the industries or markets in which the Company and its Subsidiaries conduct business;

(iv) political conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations, or acts of war (whether or not declared) armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations (including sales);

(v) changes in Law or other legal or regulatory conditions (or the authoritative interpretation thereof) or changes in IFRS or other accounting standards applicable to the Company or its Subsidiaries (or the authoritative interpretation thereof);

(vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, pandemics, including the COVID-19 pandemic, and other force majeure events in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations (including sales);

(vii) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including impact thereof on the relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors or other business partners;

(viii) any action or omission required by Law or the terms of this Agreement, or at the request or with the consent of Parent or any of its Affiliates;

(ix) changes in the Company’s share price or the trading volume of the Company’s shares, but not the underlying cause of such changes;

(x) any failure of the Company to meet any securities analysts’ projections, internal projections, or forecasts or estimates of earnings or revenues, but not the underlying cause of such changes; or

except and only to the extent such effects directly or indirectly resulting from or arising out of the matters described in clauses (i) through (vi) above materially disproportionately affect the Company and its Subsidiaries, taken as a whole, as compared to other companies operating in the industry and geographic markets in which the Company or its Subsidiaries conduct business (in which case, only the extent of such disproportionate effects (if any) shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred).

“Company Optionholders” shall mean the holders of Company Options.

“Company Options” shall mean any outstanding options to purchase Company Shares outstanding under the Company Stock Plan or otherwise.

“Company Shareholders” shall mean holders of Company Shares.

“Company Software” shall mean all Software used in the conduct of the business of the Company or any of its Subsidiaries and owned or held for use by the Company or any of its Subsidiaries.

“Company Stock Plan” shall mean the Company’s 2016 Share Option Plan, as amended on January and March 2018 and such other Share Option Plans under which any outstanding Company Options have been granted.

“Company Technology” shall mean all Technology used in the conduct of the business of the Company or any of its Subsidiaries and owned by the Company or any of its Subsidiaries.

“Contract” shall mean any legally binding contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease or other legally binding instrument.

“Effective Time Holder” shall mean a Company Shareholder as of immediately prior to the Effective Time.

“Environmental Law” shall mean all applicable Laws relating to pollution or the protection of the environment and/or safety and health, as the foregoing are enacted and in effect on the date hereof and in the jurisdiction in which the applicable site or premises are located, including without limitation, to the extent applicable, the following statutes and all regulations promulgated thereunder: the Israeli Licensing of Businesses Law, 1968, the Israeli Licensing of Businesses Regulations (Disposal of Hazardous Substances), 1990, the Israeli Hazardous Substances Law, 1993, the Israeli Abatement of Nuisances Law, 1961, the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Federal Clean Air Act, 42 U.S.C. § 7401 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq.; the Toxic Substance Control Act, 15 U.S.C. § 2601 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. § 1801 et seq.; the Atomic Energy Act, 42 U.S.C. § 2014 et seq.; any state or local statute of similar effect; and any Laws relating to protection of the environment which regulate the management or disposal of Hazardous Substances.

“ERISA” shall mean the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Excluded Shares” shall mean 448,051 Company Shares held by the Company as treasury shares.

“Global Trade Laws” shall mean all applicable import, customs, export control and economic sanctions Laws of the United States, the European Union and all other applicable jurisdictions, including, without limitation, (i) the U.S. Department of Commerce Bureau of Industry and Security’s (“BIS”) Export Administration Regulations (“EAR”), 15 C.F.R. 730-774, and EU Regulation 428/2009 imposing controls on exports of dual-use items, OJ L 134, 29.5.2009, p. 1, (ii) the economic sanctions programs administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), as set forth in 31 C.F.R. 500-598 and certain executive orders and economic sanctions regulations implemented by the European Council, and (iii) applicable Laws of the countries from which goods are exported and to which goods are imported, including rules regarding classifications, marking, packaging, and payments of tariffs and duties.

“Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, any stock exchange, or any quasi-governmental body exercising any regulatory authority, in each case whether federal, state, county, provincial, possession, territory, local, city or other governmental unit or subdivision, and any branch and agency thereof, whether local or foreign, of any nation or state or any supra-national, bilateral or multilateral government authority or institution, which applies or relates to the Company or any of its Subsidiaries in any jurisdiction in which the Company or any of its Subsidiaries operates.

“Government Grant” shall mean any grant, incentive, qualification, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege, from the government of the State of Israel or any other Governmental Authority, including any material Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any of its Subsidiaries, under the Laws of the State of Israel, and further including without limitation, by or on behalf of or under the authority of the IIA, the Investment Center, the BIRD Foundation or any other bi/multi-national grant programs for research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Authority.

“Hazardous Substance” shall mean (A) any chemicals, substance, material or waste that is characterized or regulated under any Environmental Law as “hazardous”, “hazardous wastes”, “hazardous materials”, “toxic substances”, “toxic,”, “chemical substances”, “pesticides”, “contaminants”, or “oil” or (B) any petroleum or petroleum products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls, urea formaldehyde foam insulation, radon and any other substance defined or designated as hazardous, toxic or harmful to human health, safety or the environment under any Environmental Law.

“IFRS” shall mean the International Financial Reporting Standards and interpretations thereof adopted by the International Accounting Standards Board.

“IIA” means the Israeli National Authority for Technological Innovation, previously known as the Research Committee of the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry.

“Immaterial Jurisdictions” means the jurisdictions listed in Schedule I hereto.

“Indebtedness” shall mean, with respect to a Person, without duplication, (a) all indebtedness for borrowed money, (b) all indebtedness for the deferred purchase price of property or services (other than personal property, including inventory and services purchased, trade payables, other expense accruals and deferred compensation items arising in the ordinary course of business consistent with past practice), (c) all obligations evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the ordinary course of business in respect of which such Person’s liability remains contingent), (d) any Liability for any payroll Tax, the payment of which has been delayed pursuant to Section 2302 of the United States CARES Act, and (e) any liability of others described in clauses (a) through (d) above which such Person has guaranteed or that is otherwise such Person’s legal liability (including pursuant to any keepwell agreement), and including in clauses (a) through (d) above any accrued and unpaid interest or penalties thereon.

“Intellectual Property” shall mean all intellectual property, regardless of form, whether protected, created or arising under the Laws of Israel or any foreign jurisdiction, including: (i) published and unpublished works of authorship, including audiovisual works, collective works, computer programs, compilations, databases, derivative works, literary works, mask works, and sound recordings (“Works of Authorship”); (ii) inventions and discoveries, including with respect to articles of manufacture, business methods, compositions of matter, improvements, machines, methods, and processes and new uses for any of the preceding items (“Inventions”); (iii) trademarks, service marks, trade names (whether registered or unregistered), service names, brand names, brand marks, trade dress rights, Internet domain names, emblems, signs or insignia, words, names, symbols, devices, designs, and other designations, and combinations of the preceding items, used to identify or distinguish a business, good, group, product, or service or to indicate a form of certification, including logos, product designs, product features and including all goodwill associated with the foregoing (“Trademarks”); (iv) confidential and proprietary information, or non-public processes, that derive economic value from not being generally known or readily ascertainable through proper means, whether tangible or intangible, including to the extent embodied in algorithms, customer lists, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, systems, techniques, specifications, Technology, concepts, trade secrets, discoveries and technical data and information (“Trade Secrets”); (v) copyrights, whether registered or unregistered, and whether or not registrable, (including copyrights in Software), mask work rights and registrations and applications therefore and all moral and common law rights therein, including rights under Section 45 of the Israeli Copyright Law 2007 or under any other similar provision of any Law of any applicable jurisdiction (“Copyrights”); (vi) patents, patent applications, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof (“Patents”); (vii) all applications and registrations related to any of the foregoing clauses; and (viii) any and all other similar proprietary rights in any jurisdiction.

“Intellectual Property Rights” shall mean all rights in, arising out of, or associated with Intellectual Property in any jurisdiction, including: (i) rights in, arising out of, or associated with Works of Authorship; (ii) rights in, arising out of, or associated with Inventions or Patents (“Patent Rights”); (iii) rights in, arising out of, or associated with Trademarks (“Trademark Rights”); and (iv) rights in, arising out of, or associated with Trade Secrets and rights in, arising out of, or associated with Copyrights.

“Investment Center” shall mean the Israeli Investment Center of the Israeli Ministry of Economy and Industry.

“IRS” shall mean the United States Internal Revenue Service or any successor thereto.

“ISA” shall mean the Israeli Securities Authority.

“Israeli Securities Law” shall mean the Israeli Securities Law, 5728-1968 and the rules and regulations promulgated thereunder.

“Knowledge” of the Company, with respect to any matter in question, shall mean the actual knowledge of the Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the Chairman of the Company’s Board of Directors and the knowledge that the Company’s CEO and CFO would have had after reasonable or due inquiry. For the avoidance of doubt, with respect to Intellectual Property, Intellectual Property Rights, Technology, and Software, “Knowledge” does not require the Company to conduct, have conducted, obtain, or have obtained any freedom-to-operate external inquiries, searches, or opinions or similar inquiries, searches, or opinions of counsel or any Patent Rights, Trademark Rights or other Intellectual Property Rights clearance searches, and no knowledge of any third-party Patent Rights, Trademark Rights, or other Intellectual Property Rights that would have been revealed by such inquiries, opinions, or searches will be imputed to the Company.

“Law” shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, treaty, convention, ordinance, decree, Order, binding directive, or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority or issued by any Governmental Authority, and includes rules and regulations of any regulatory or self-regulatory authority, compliance with which is required by Law.

“Legal Proceeding” shall mean any lawsuit, litigation, arbitration, hearing, formal investigation or other similarly formal legal proceeding (in each case, whether civil, criminal or administrative), brought by or pending before any Governmental Authority.

“Liabilities” shall mean any monetary obligation or monetary commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with IFRS).

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal or preemptive right, in each case other than any restrictions arising out of any securities Laws.

“Memorandum of Association” shall mean the memorandum of association of the Surviving Company.

“Order” shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder.

“Permitted Liens” shall mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries in accordance with IFRS as adjusted in the ordinary course of business consistent with past practice through the Effective Time; (ii) mechanics’, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens that are not yet due or that are being contested in good faith and by appropriate proceedings; (iii) Liens imposed by applicable Law (other than Tax Law); (iv) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company’s Annual Report for the fiscal year ended December 31, 2019; (vi) statutory, common law or contractual liens of landlords; (vii) with respect to Intellectual Property and Intellectual Property Rights, restrictions associated with licenses; (viii) Liens associated with zoning, building codes and other land-use Laws regulating the use or occupancy of leased real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such leased real property and that are not violated in any material respect by the current use and operation of such leased real property or the operation of the business of the Company and its Subsidiaries, as applicable, (ix) with respect to real estate, Liens or other imperfections of title, if any, that do not, individually or in the aggregate, materially affect the continued ownership, rights to, use and/or operation (as applicable) of the applicable property in the conduct of business of the Company and its Subsidiaries as currently conducted, and (x) Liens described in Section 1.1 of the Company Disclosure Letter.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Personally Identifiable Information” shall mean any information relating to, directly or indirectly, an identified or identifiable natural person including, but not limited to, an individual Person’s personally identifiable information (including, the: name, street address or geolocation information, date of birth, contact information, photograph, data revealing or inferring racial or ethnic origin, religious or political opinions, a natural person’s sex or sexual orientation, biometric data, health data, social security number, credit card number, any information that would permit access to a financial account, a user name and password that would permit access to an online account, any persistent identifier such as customer number held in a cookie or other tracking technology, an internet protocol address, a processor or device serial number, or a unique device identifier), all the foregoing to the extent considered personal data under applicable Law in the relevant jurisdiction in which the Company or its Subsidiaries operate.

“Processing” shall mean the collection, maintenance, storage, accessing, transfer, processing, receiving, transmitting, use or disclosure of any Personally Identifiable Information.

“Representative” shall mean, with respect to any Person, any direct or indirect Subsidiary of such Person, or any officer, director, employee, investment banker, attorney or other authorized agent of such Person or of any direct or indirect Subsidiary of such Person.

“Sanctioned Country” shall mean a country or territory which is itself the subject of any trade or economic sanctions, under the Laws of the U.S. Government.

“Sanctioned Party” shall mean (i) any Person listed on (a) any of the restricted party lists maintained by the U.S. Government, including the Specially Designated Nationals List and Foreign Sanctions Evaders List administered by the U.S. Department of Treasury’s Office of Foreign Assets Controls, the Denied Parties List, Unverified List or Entity List maintained by the U.S. Department of Commerce Bureau of Industry and Security, and the List of Statutorily Debarred Parties maintained by the U.S. State Department’s Directorate of Defense Trade Controls, (b) the consolidated list of asset freeze targets designated by the United Nations, European Union, and United Kingdom, and any other applicable jurisdictions or (c) any other restricted party lists maintained by any Governmental Authority or non-Governmental Authority; or (ii) any Person fifty percent (50%) or more owned (either individually or in the aggregate, directly or indirectly) by any Person or Persons described in clause (i).

“Software” shall mean computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all software implementations of data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing.

“Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof, including by way of controlling more than fifty percent (50%) of each “means of control” (as defined in the Israeli Securities Law) of such Person.

“Superior Proposal” shall mean any bona fide written unsolicited Acquisition Proposal (for purpose of this definition, replacing all references in such definition of fifteen (15%) with fifty percent (50%)) on terms that the Company Board (or any committee thereof) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial (including the existence of a financing condition, or the lack thereof and the consequences of the termination of this Agreement) and regulatory aspects the Company Board deems proper and the terms of such Acquisition Proposal, would be (A) more favorable to the Company Shareholders (in their capacity as such) than the Merger and (B) reasonably capable of being completed on the terms proposed thereunder.

“TASE” shall mean Tel Aviv Stock Exchange Ltd.

“Tax” shall mean (i) any and all United States federal, state, local and non- United States foreign taxes, including taxes based upon or measured by gross receipts, capital gain, windfall, income, profits, severance, property, production, sales, use, license, excise, franchise, employment, social security and occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, alternative or add-on minimum, ad valorem, transfer, stamp, or environmental tax (including, for the avoidance of doubt, any liability arising from any Law relating to escheat or unclaimed property) or any other tax, custom, duty or other like assessment or charge of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on an affiliated, combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax sharing arrangement), as a result of being a transferee or successor, or otherwise.

“Tax Returns” shall mean all returns, estimates, claims for refund, information statements, elections, reports, and other similar documents relating to any Taxes, filed or required to be filed with any Governmental Authority, including any amendments, schedules, or attachments thereto.

“Technology” shall mean all designs, formulas, algorithms, procedures, techniques, ideas, know-how, Software (whether in source code, object code or human readable form), databases and data collections, tools, inventions (whether patentable or un-patentable and whether or not reduced to practice), invention disclosures, developments, creations, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media, whether or not specifically listed herein, and all related technology, documentation and other materials used in, incorporated in, embodied in or displayed by any of the foregoing.

“United States Law” shall mean any federal Law of the United States of America and any of its state or local Laws.

Section 1.2 Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
102 Amounts	Section 2.8(d)(i)
Agreement	Preamble
Approval	Section 3.5
Assignee	Section 10.3
Capitalization Date	Section 3.6(a)
CERCLA	Section 3.20(c)
Certificate of Merger	Section 2.3
Certificates	Section 2.8(c)
Change	Section 1.1
Changes	Section 1.1
Charter Documents	Section 3.1
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 2.8(f)
Collective Bargaining Agreement	Section 3.17(a)
Companies Registrar	Section 2.3
Company	Preamble
Company 102 Options	Section 2.8(d)(i)
Company 102 Shares	Section 2.8(b)
Company Disclosure Letter	Article III
Company Reports	Section 3.8
Company Securities	Section 3.6(b)
Company Shares	Section 2.7(a)(i)
Company Shareholder Approval	Section 3.2
Company Shareholders Meeting	Section 7.3(a)
Compensation Schedule	Section 5.1(b)(vii)
Confidentiality Agreement	Section 7.8
Certificates	Section 2.8(c)
Effective Time	Section 2.2
Exchange Fund	Section 2.8(b)
FCPA	Section 3.19(b)
Financial Statements	Section 3.8(b)
ICL	Recitals
Indemnified Persons	Section 6.1(a)
Information Agent	Section 2.8(a)
Interim Option Tax Ruling	Section 7.9(a)
IPL	Section 3.14(g)
ITA	Section 2.8(f)
Inventions	Section 1.1
Joint Venture Interests	Section 3.7(f)
Leased Real Property	Section 3.12(b)
Leases	Section 3.12(b)
Letter of Transmittal	Section 2.8(c)
Material Contract	Section 3.11(a)
Merger	Recitals

Term	Section Reference
Merger Consideration	Section 2.7(a)(i)
Merger Proposal	Section 7.4(a)
Merger Sub	Preamble
OECD Convention	Section 3.19(b)
Option Consideration	Section 2.7(c)
Options Tax Ruling	Section 7.9(a)
Ordinary Share	Section 2.7(a)(iii)
Outside Date	Section 9.1(c)
Ordinary Shares	Section 2.7(a)(i)
Parent	Preamble
Patent Rights	Section 1.1
Paying Agent	Section 2.8(a)
Payor	Section 2.8(f)
Permits	Section 3.18
Primary Company Executives	Section 3.16(h)
Prohibited Payment	Section 3.19(b)
R&D Sponsor	Section 3.14(i)
Record ADS Holders	Section 7.3(a)
Registered Intellectual Property	Section 3.14(a)
Related Party	Section 3.23
Reporting Tail Endorsement	Section 6.1(b)
Subsidiary Securities	Section 3.7(d)
Surviving Company	Section 2.1
Trademark Rights	Section 1.1
Trademarks	Section 1.1
VAT	Section 3.15(s)
WARN	Section 3.17(c)
Works of Authorship	Section 1.1
Withholding Tax Ruling	Section 7.9(b)

Section 1.3 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d) Unless otherwise indicated or the context otherwise requires, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.

(e) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(f) Any amount or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Company Material Adverse Effect” under this Agreement.

(g) When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(h) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(i) Unless otherwise indicated, all references herein to any materiality threshold applicable to the Company and its Subsidiaries shall be deemed to apply to the Company and its Subsidiaries taken as a whole.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company (the “Surviving Company”) and shall (a) become a wholly owned Subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 2.2 The Closing. Unless this Agreement shall have been terminated in accordance with Article IX, the closing of the Merger (the “Closing”) will occur at the offices of Meitar Law Offices, 16 Abba Hillel Silver Rd., Ramat Gan 5250608, Israel, at 10:00 a.m. (local time) not later than on the fifth Business Day following the date on which each of the conditions set forth in Article VIII is satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions), or at such other time, date and location as the parties hereto shall mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 2.3 Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties hereto that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.

Section 2.4 Effect of the Merger. The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (i) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (ii) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (iii) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, and (iv) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

Section 2.5 Articles of Association; Memorandum of Association.

(a) At the Effective Time, the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Association of the Surviving Company, until duly amended as provided therein, herein and by applicable Law.

(b) At the Effective Time, the Memorandum of Association of the Surviving Company shall be the same memorandum of association of the Company in effect at the Effective Time.

Section 2.6 Directors and Officers.

(a) Directors. The parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Company’s Articles of Association.

(b) Officers. At the Effective Time, the officers of the Company immediately before the Effective Time shall be the officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 2.7 Effects on Share Capital.

(a) Share Capital. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i) Conversion of Company Shares. Each Ordinary Share, par value one Israeli Shekel (NIS 1) per share, of the Company (each, an “Ordinary Share”), and collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time, other than Company Shares canceled pursuant to Section 2.7(a)(ii), shall automatically be converted into and represent the right to receive from Parent NIS 64.0 (Sixty Four New Israeli Shekels) in cash (the “Merger Consideration”), without interest and subject to applicable Tax withholding, upon complying with the payment procedures set forth in Section 2.8. The amount of cash each Effective Time Holder is entitled to receive shall be rounded to the nearest agora, and computed after aggregating all cash amounts for all Company Shares held by such Effective Time Holder.

(ii) Shares Held in Treasury. Each Excluded Share or Company Share owned by any direct or indirect wholly owned Subsidiary of the Company immediately prior to the Effective Time, if any, shall be canceled and retired without any conversion or consideration paid in respect thereof and shall cease to exist.

(iii) Share Capital of Merger Sub. Each Ordinary Share, of no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action converted into one validly issued, fully paid and nonassessable Ordinary Share, par value one New Israeli Shekel (NIS 1) per share, of the Surviving Company and such Ordinary Shares, shall constitute the only outstanding share capital of the Surviving Company. Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

(b) Adjustment to the Merger Consideration. The Merger Consideration shall be adjusted appropriately (provided that, in no event shall the aggregate Merger Consideration increase as a result of any of the following effects) to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustments to the Merger Consideration shall provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action; provided, however, that nothing in this Section 2.7(b) shall be construed to permit the Company to take any action that is otherwise prohibited or restricted under this Agreement.

(c) Company Options.

(i) Subject to clause (ii) below, at the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Company Share for such Company Option multiplied by (ii) the total number of shares underlying such Company Option (the “Option Consideration”), less applicable Taxes required to be withheld with respect to such payment. From and after the Effective Time, all Company Options shall no longer be outstanding and shall cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Option Consideration payable hereunder. If the exercise price per Company Share for any Company Option is equal to or greater than the Merger Consideration, such Company Option shall be canceled without payment of consideration.

(ii) With respect to Company Options that are outstanding but unvested immediately prior to cancellation of such unvested Company Options at the Effective Time as provided herein, the vesting schedule thereof shall, immediately prior to the Effective Time, be accelerated, such that all outstanding Company Options held by any such Person whose employment or engagement has not been terminated, or in respect of such employment or engagement no termination notice has been issued by the holder or the Company, as the case may be, to the other party, both as of the Effective Time, shall become vested at such time.

(iii) Prior to the Effective Time, the Company shall adopt resolutions and use reasonable best efforts to take other actions that are necessary under the Company Stock Plan and/or award agreements (including providing Company Optionholders with notice of their rights with respect to any such Company Options as provided herein and/or seeking such Company Optionholders’ consents, in each case to the extent required by the terms of the Company Stock Plan or award agreements) to effectuate the provisions of this Section 2.7(c).

(iv) The amount of cash each Company Optionholder is entitled to receive for the Company Options held by such holder pursuant to Section 2.7(c)(i) above shall be rounded to the nearest cent (agora) and computed after aggregating cash amounts for all Company Options held by such holder.

(v) As of the Effective Time, the Company Stock Plan shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of the Company or any of its Subsidiaries shall be cancelled.

Section 2.8 Payment Procedures.

(a) Paying Agent. Prior to the Effective Time (but in no event later than three (3) Business Days prior to the Closing Date), Parent shall select (i) a bank or trust company located in Israel and reasonably acceptable to the Company to act as the paying agent for the Merger (the “Paying Agent”) and, in connection therewith, shall enter into an agreement with the Paying Agent in form reasonably satisfactory to the Company and Parent; and (ii) to the extent necessary in light of the provisions of the Withholding Tax Ruling, an information agent reasonably acceptable to the Company and Parent (the “Information Agent”) to assist in obtaining any requisite residency certificate and/or other declaration for Israeli Tax withholding purposes and, in connection therewith, shall enter into an agreement with the Information Agent in a form reasonably satisfactory to the Company.

(b) Exchange Fund.

(i) Not later than the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (including Company Shares issued upon exercise of Company 102 Options (“Company 102 Shares”)) pursuant to the provisions of this Article II, an amount of cash equal to the aggregate consideration to which such holders of Company Shares become entitled under this Article II (such cash amount being referred to herein as the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.7(a)(i).

(ii) The Exchange Fund shall be invested by the Paying Agent, as directed by Parent or the Surviving Company, in NIS-denominated obligations of or guaranteed by the Government of Israel. Any interest and other income resulting from such investments shall be paid to Parent. To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by Section 2.7(a)(i), Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments contemplated by Section 2.7(a)(i). In the event that the Closing shall not have occurred within four (4) Business Days following the deposit of the Exchange Fund with the Paying Agent, then immediately upon the lapse of such period, the Paying Agent shall return to Parent such deposited Exchange Fund, provided that the foregoing shall not derogate from Parent’s obligations under this Section 2.8(b).

(iii) For the avoidance of doubt, the Merger Consideration will be paid in its nominal value, will not be linked to the consumer price index or any other index or any foreign currency exchange rate and shall not bear any interest of any kind.

(c) Payment Procedures with respect to Company Shares.

(i) Promptly following the Effective Time and in no event later than the fifth (5th) Business Day thereafter, Parent and the Surviving Company shall cause the Paying Agent to mail to each holder of record (as of immediately prior to the Effective Time, but excluding the registration company (Hevra Le’Rishumim) of the Company) holding a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares which were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a)(i) (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss, in a form reasonably acceptable to Parent, in lieu thereof) to the Paying Agent), (the “Letter of Transmittal”), (B) a declaration in which the beneficial owner of Company Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling, if obtained), the Code, or any provision of state, local, Israeli or foreign Law, and/or (C) instructions (including instructions from the Paying Agent) for use in effecting the surrender of the Certificates or Uncertificated Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II.

(ii) Upon surrender of Certificates (or affidavit of loss in lieu thereof) for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with the Letter of Transmittal and the declaration for Tax withholding purposes (and such other documents as may reasonably be required by the Paying Agent consistent with customary practice), duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange for each Company Share represented by the Certificates so surrendered an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof), and the Certificates so surrendered shall forthwith be canceled.

(iii) The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates on the Merger Consideration payable upon the surrender of such Certificates pursuant to this Section 2.8. Until so surrendered, outstanding Certificates shall be deemed from and after the Effective Time, to evidence only the right to receive the Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article II. No Effective Time Holder who is a record holder of Company Shares shall be entitled to receive any amount held by the Paying Agent, unless such holder surrenders its Certificate (or affidavits of loss in lieu thereof) and an executed Letter of Transmittal for payment in accordance with this Section 2.8(c).

(iv) Company Shareholders who hold uncertificated Company Shares (the “Uncertificated Shares”), which immediately prior to the Effective Time are represented by book-entries, shall be entitled to receive in exchange therefor an amount per each Uncertificated Share equal to the Merger Consideration to which such holder thereof is entitled pursuant to Section 2.7(a)(i) (subject to applicable withholding, which shall be withheld by the Tel-Aviv Stock Exchange members), and the transferred Uncertificated Shares so surrendered shall forthwith be canceled and the Paying Agent shall transfer the Merger Consideration payable in respect to all of the Uncertificated Shares to the Company’s nominee company (Hevra Le Rishumim) in accordance with the TASE procedures at such time (but in no event prior to the Effective Time) and such other terms as coordinated with the TASE (if necessary) prior to the Effective Time.

(v) Payments and deliveries to be made under this Agreement shall be made in New Israeli Shekels by check or wire transfer of immediately available funds to such address or bank account(s) as shall be set forth in the Letter of Transmittal. Notwithstanding anything to the contrary in this Section 2.8(c), any Merger Consideration payable in respect of Company 102 Shares shall be transferred by the Paying Agent, in accordance with the terms of this Section 2.8(c) (including the requirement to surrender the Certificates and Letter of Transmittal by the 102 Trustee with respect to such Company 102 Shares), to the 102 Trustee, for the benefit of the beneficial owners thereof, and be released by the 102 Trustee to the beneficial holders of such Company 102 Shares, in accordance with the requirements of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.

(d) Payment Procedures with Respect to Company Options.

(i) Immediately after the Effective Time, Parent shall transfer the aggregate Option Consideration with respect to Company Options subject to Section 102 of the Ordinance (the “Company 102 Options”), to the 102 Trustee, on behalf of holders of Company 102 Options, in accordance with Section 102 of the Ordinance and the Option Tax Ruling, if obtained (the “102 Amounts”). The 102 Amounts shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.

(ii) Immediately after the Effective Time, Parent shall promptly deposit the aggregate amount of funds payable in respect of Company Options (other than Company 102 Options) pursuant to Section 2.7 with the Surviving Company (or, if applicable, the relevant engaging Subsidiary) at one or more accounts designated by the Company prior to Closing for the benefit of the holders of Company Options (other than Company 102 Options), which amounts shall be paid by the Surviving Company or, if applicable, the relevant engaging Subsidiary, to the respective holders thereof through the Surviving Company’s or, if applicable, the relevant engaging Subsidiary’s payroll system, subject to applicable withholdings by the Surviving Company or, if applicable, the relevant engaging Subsidiary, as promptly as practicable after the Effective Time.

(e) Transfers of Ownership. In the event that a transfer of ownership of Company Shares represented by Certificates is not registered in the share register of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate so surrendered is registered in the share register of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer.

(f) Required Withholding.

(i) Notwithstanding anything to the contrary hereunder, each of Parent, its Subsidiaries, the Company, its Subsidiaries, the Surviving Company, the 102 Trustee and the Paying Agent (each a “Payor”) shall be entitled to deduct and withhold from any payment made pursuant to this Agreement (including the Merger Consideration and payments made pursuant to Section 2.7(c) (Company Options) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Withholding Tax Ruling and the Options Tax Ruling, if obtained, the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), the Ordinance, or under any provision of applicable state, local, Israeli or non-Israeli Tax Law; provided, however, that with respect to withholding of Israeli Tax, in the event any holder of record of Company Shares or Company Options provides the Payor with a valid certificate, ruling or other written instructions issued by the Israeli Tax Authority (the “ITA”) regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this Article II or providing other instructions regarding such payments or withholding, to the Parent’s reasonable satisfaction (the “Valid Certificate”), then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration, or the Option Consideration, as applicable, payable to such holder of record of Company Shares, or Company Options, as applicable, shall be made only in accordance with the provisions of such Valid Certificate. For such purpose the Withholding Tax Ruling and the Options Tax Ruling will be considered a Valid Certificate provided that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented to join any such applicable ruling. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority (i) the Payor shall provide the affected Person, as soon as practicable (but no later than within fourteen (14) Business Days), with sufficient evidence regarding such withholding, and (ii) the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(ii) Notwithstanding the foregoing, with respect to Israeli Taxes, the consideration payable to each Company Shareholder shall be retained by the Paying Agent for the benefit of each such Company Shareholder for a period of up to one hundred eighty (180) days from Closing or an earlier date required in writing by such Company Shareholder or as otherwise requested by the ITA (the “Withholding Drop Date”) during which time no Payor shall make any payments to any Company Shareholder that has not delivered to the Payor a Valid Certificate or withhold any amounts for Israeli Taxes from the payments deliverable to such Company Shareholder pursuant to this Agreement, except as provided below (unless Parent or Paying Agent is otherwise instructed explicitly by the ITA) and during which time each such Company Shareholder may obtain (or, if one already exists, present to the Paying Agent) a Valid Certificate. If no later than five (5) Business Days prior to the Withholding Drop Date a Valid Certificate issued by the ITA is delivered to Payor, then, with respect to the affected Company Shareholders, the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Certificate and the balance of the payment that is not withheld shall be paid to such Company Shareholders concurrently therewith subject to any non-Israeli withholding which is applicable to the payment (if any). If any Company Shareholder (i) does not provide Payor with or is not the subject of a Valid Certificate issued by the ITA, by no later than five (5) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release its portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Certificate at or before such time, then the amount to be withheld from such Company Shareholder’s portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Parent in accordance with applicable Law (increased by interest plus linkage differences, as defined in Section 159A of the Ordinance, for the period between the fifteenth (15th) day of the calendar month following the month during which the Effective Time occurs and the time the relevant payment is made) as reasonably determined by Parent and the Paying Agent.

(iii) With respect to non-Israeli resident holders of Company Options or Company Shares, who are or were engaged by any non-Israeli Subsidiary of the Company, and were granted such securities as awards in consideration solely for work or services performed outside of Israel, if such holders provide a validly executed declaration in a form previously agreed by Parent and the Company regarding their non-Israeli residence and confirmation that they were granted such awards in consideration solely for work or services performed outside of Israel, such payments shall not be subject to any withholding or deduction of Israeli Tax and shall be made through the relevant Subsidiary’s payroll processing service or system.

(g) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, Merger Sub, the Surviving Company or any other party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates on the date that is twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates representing such Company Shares for exchange pursuant to the provisions of this Section 2.8 shall thereafter look for payment of the Merger Consideration, without interest, payable in respect of the Company Shares represented by such Certificates solely to Parent, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II.

(i) Notwithstanding the above, in any event that the Agreement will be terminated in accordance with the provisions of Article IX hereunder following a deposit of the Exchange Fund, the Paying Agent shall promptly (and in any event within two (2) Business Days) return the Exchange Fund to Parent, unless instructed in writing otherwise by Parent.

Section 2.9 No Further Ownership Rights in Company Shares. From and after the Effective Time, all Company Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate theretofore representing any such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article II.

Section 2.10 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall pay the Merger Consideration in exchange for such lost, stolen or destroyed Certificates upon the making of an affidavit of that fact by the holder thereof and a reasonable and customary agreement by such holder to indemnify and hold harmless Parent from and against any losses in connection therewith (such affidavit to be in a form attached to the Letter of Transmittal); provided, however, that the Paying Agent may, in its discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable sum as such Payor may direct as indemnity or to otherwise agree to provide an indemnity reasonably acceptable to such Payor against any claim that may be made against any Payor with respect to the Certificates alleged to have been lost, stolen or destroyed.

Section 2.11 No Interest. No interest shall accumulate on any amount payable in respect of any Company Shares or Company Options in connection with the Merger.

Section 2.12 Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Company are fully authorized in the name and on behalf of the Company and the Company Shareholders to take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the English translation of “Chapter A- Description of the Corporation’s Operation” of the Company’s annual report for the year 2019 (a copy of which is attached as Schedule 3 hereto) and any other documents filed with (or furnished to) the TASE by the Company on or after January 1, 2020 and prior to the date of this Agreement (but in each case excluding any risk factor disclosure contained in a “risk factors” section (other than any factual information contained therein) or in any “forward-looking statements” legend) and to the extent publicly available on the TASE website, or (ii) the disclosure schedule delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization; Good Standing. The Company is a corporation duly organized and validly existing under the laws of the State of Israel, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease, operate or otherwise hold its properties and assets, except where the failure to be so duly organized and validly existing, or to have such power and authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company’s business. The Company is duly qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary under applicable Law, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. A true and complete list of the jurisdictions in which the Company and the Company’s Subsidiaries are so qualified is set forth in Section 3.1 of the Company Disclosure Letter. The Company has delivered or made available to Parent a complete and correct copy of the articles of association, as amended to date, of the Company (the “Charter Documents”) and the Company is not in default in the performance, observation or fulfillment of such documents in any material respect.

Section 3.2 Corporate Power; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, to perform its covenants and obligations hereunder and, subject to obtaining the approval of this Agreement, the Merger and the other transactions contemplated hereby by holders of at least a majority of the Company Shares voted at the Company Shareholders Meeting, provided that such majority includes more than 50% of the Company Shares voted (not counting any absentee votes) by shareholders that are not Merger Sub, Parent or any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing (the “Company Shareholder Approval”), to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement or any of Ancillary Agreement to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder or the consummation of the transactions contemplated hereby and thereby, other than (assuming the accuracy of the representations and warranties in Section 4.7 below) obtaining the Company Shareholder Approval for the consummation of transactions contemplated hereby and the filing and recordation of appropriate merger documents as required by the ICL. This Agreement has been duly executed and delivered by the Company and at or before the Closing the Company will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after such execution and delivery constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

Section 3.3 Board and Shareholders Actions.

(a) At a meeting duly called and held prior to the execution of this Agreement in compliance with the requirements of ICL and the Charter Documents, the Company Board has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and the Company’s shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby, and (iii) subject to the provisions of this Agreement, resolved to recommend that the Company’s shareholders vote for the approval of this Agreement, the Merger and the other transactions contemplated hereby. To the extent required under applicable Law, the audit committee or the compensation committee of the Company Board (as the case may be) has approved this Agreement and the Merger and the other transactions contemplated hereby prior to the aforesaid approval of the Company Board.

(b) Assuming the receipt of the Company Shareholder Approval, no other vote of holders of Company Shares is necessary in order to approve and adopt this Agreement and the Merger under the ICL and the Charter Documents.

Section 3.4 Non-Contravention. The execution and delivery by the Company of this Agreement or any of the Ancillary Agreements to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (A) (i) contravene, violate or conflict with or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, (ii) result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration the transactions contemplated hereby under, (iii) result in a loss of a material benefit under, (iv) give rise to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, (a) the Charter Documents of the Company, (b) the charter, bylaws or other constituent documents of any of the Company’s Subsidiaries, (c) subject to obtaining the Approvals in respect of the Contracts set forth in Section 3.4 of the Company Disclosure Letter, any Material Contract, or (d) assuming the Approvals in respect of the Contracts set forth in Section 3.4 of the Company Disclosure Letter and the Approvals referred to in Section

3.5 of this Agreement are obtained or made and subject to obtaining the Company Shareholder Approval (assuming the accuracy of the representations and warranties in Section 4.7 below), any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound, or (B) subject to obtaining the Approvals in respect of the Contracts set forth in Section 3.4 of the Company Disclosure Letter, result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (A)(b), (A)(c), (A)(d) and (B) above, for such violations, conflicts, defaults, terminations, accelerations, losses or Liens which have not had and would not reasonably be expected to have, a material effect on the Company’s business.

Section 3.5 Required Governmental Approvals. No consent, clearance, approval, Order or authorization of, or filing or registration with, or expiration or termination of any waiting period required by, or notification to (any of the foregoing being referred to herein as an “Approval”), any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution or delivery by the Company of this Agreement or any Ancillary Agreement, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby, other than (a) the Approvals under applicable Antitrust Laws, (b) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (c) the filings and other Approvals as may be required under the Israeli Securities Law, (d) the filings and other Approvals as may be required under the rules and regulations of TASE, (e) receipt of the Options Tax Ruling and the Withholding Tax Ruling, (f) such filings and other Approvals as may be required solely by reason of Parent’s or Merger Sub’s (as opposed to any third party’s) participation in the Merger or the other transactions contemplated hereby, and (g) such other Approvals the failure of which to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a material effect on the transactions contemplated hereunder and the ability to effect and perform them.

Section 3.6 Company Capitalization.

(a) The registered (authorized) share capital of the Company consists of NIS 50,000,000 (fifty million) divided into 50,000,000 (fifty million) Ordinary Shares, NIS 1 par value per share. At the close of business on December 15, 2020 (the “Capitalization Date”), (i) 14,499,813 Ordinary Shares were issued and outstanding, (ii) except for the Excluded Shares, no Ordinary Shares were held by the Company in its treasury, (iii) there were outstanding Company Options to purchase 589,499 Company Shares. Except as set forth above, at the close of business on the Capitalization Date, no shares or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding Ordinary Shares are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive rights, subscription right or any similar right under any provision of the ICL, the Charter Documents or any Contract to which the Company is otherwise bound. Since the Capitalization Date, the Company has not (x) issued any Ordinary Shares, Company Options or any other securities, or rights to acquire Ordinary Shares, or other rights that give the holder thereof any economic benefit accruing to the holders of any Ordinary Shares other than pursuant to the exercise of Company Options or as permitted by Section 5.1(b), or (y) granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Options, other than as permitted by Section 5.1(b).

(b) Section 3.6(b) of the Company Disclosure Letter lists each Company Option outstanding as of December 15, 2020 under the Company Stock Plan, whether such Company Option is currently intended to qualify as a nonqualified stock option or incentive stock option pursuant to the Code, or otherwise, the name of the holder thereof, the residence of such holder, the grant date, expiration date, the number of Company Shares issuable thereunder, the exercise price, whether each such Company Option was granted and is subject to Tax pursuant to Section 3(i) of the Israeli Income Tax Ordinance or Section 102 of the Israeli Income Tax Ordinance and the applicable sub-section of Section 102 of the Ordinance, and for Company Options subject to Section 102(b)(2) of the Ordinance the date of deposit of such Company Option with the 102 Trustee, including, the date of deposit of the applicable board resolution and the date of deposit of the respective option agreement with the 102 Trustee. Except as set forth in this Section 3.6 and except as expressly permitted under Section 5.1(b), there are (i) no outstanding shares of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any shares of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of the Company, Company Options, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. Neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except in connection with the repurchase or acquisition of Company Shares pursuant to the terms of Company Stock Plan.

(c) Except as set forth in Section 3.6 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any agreement relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any securities of the Company or any of its Subsidiaries.

Section 3.7 Subsidiaries.

(a) Section 3.7(a) of the Company Disclosure Letter contains a complete and accurate list of the name, jurisdiction of organization and the individuals who comprise the board of directors or comparable body of each Subsidiary of the Company, and with respect to such Subsidiaries that are not wholly owned, directly or indirectly, by the Company – capitalization and schedule of shareholders thereof.

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization (to the extent either such concept is recognized under applicable Law), except where the failure to be so duly organized, validly existing or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate or otherwise hold its respective properties and assets. Each of the Company’s Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent either such concept is recognized under applicable Law), except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) All of the outstanding share capital of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and are fully paid and nonassessable and (ii) is owned, directly or indirectly, by the Company, free and clear of all Liens (other than Liens under applicable securities Laws) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such share stock or other equity or voting interest) that would prevent the operation by the Surviving Company of such Subsidiary’s business as presently conducted.

(d) Except as set forth on Section 3.7(d) of the Company Disclosure Letter, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, warrants, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any share capital of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the share capital of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”), or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any shares of any Subsidiary of the Company. Neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

(e) The Company has made available to Parent true and complete copies of the charter and other material organizational documents of each of its Subsidiaries, in each case as amended through the date of this Agreement, and none of the Subsidiaries is in default in any material respect in the performance, observation or fulfillment of any such documents.

(f) Section 3.7(f) of the Company Disclosure Letter sets forth a true and complete list of all share capital, membership interests, partnership interests, Joint Venture Interests and other equity interests in any Person (other than a Subsidiary of the Company) owned, directly or indirectly, by the Company or any Subsidiary of the Company as of the date of this Agreement. The term “Joint Venture Interests” means interests in any corporation or other entity (including partnership, limited liability company and other business association) that is not a Subsidiary of the Company and in which the Company or one or more of its Subsidiaries owns an equity interest (other than equity interests held for passive investment purposes which are less than 5% of any class of the outstanding voting securities or other equity of any such entity).

Section 3.8 Company Reports; Company Financial Statements.

(a) Since January 1, 2018, the Company has filed or furnished, as applicable, all forms, reports, certifications and documents with the TASE and the ISA that have been required to be filed or furnished by it under applicable Laws prior to the date hereof (all such forms, reports, certifications and documents, together with all documents filed or furnished on a voluntary basis and all exhibits and schedules thereto, the “Company Reports”). As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), (a) each Company Report complied as to form in all material respects with the applicable requirements of the Israeli Securities Law, and any rules and regulations promulgated thereunder applicable to the Company Reports, and (b) each Company Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the TASE or ISA. To the Knowledge of the Company, none of the Company Reports is the subject of ongoing TASE or ISA review or investigation.

(b) The consolidated financial statements of the Company and its Subsidiaries included in the Company Reports filed or furnished with the ISA (the “Financial Statements”) (i) have been prepared in accordance with IFRS consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or as otherwise permitted), and (ii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments). No financial statements of any Person other than the Company and the Company’s Subsidiaries are required by IFRS to be included in the consolidated financial statements of the Company.

(c) The Company and its Subsidiaries maintain disclosure controls and procedures that are designed and sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences.

(d) The Company’s management has disclosed to the Company’s auditors and the audit committee of the Company’s board of directors (A) any known significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company Board any known material weaknesses in internal control over financial reporting and (B) any allegations of fraud, whether or not material, other than such that have been examined and found to be unsubstantiated, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements”), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Company’s Subsidiary’s published financial statements or any Company Reports filed or furnished with the ISA.

Section 3.9 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations (whether or not such liabilities or obligations are of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with IFRS or in the notes thereto), other than (a) Liabilities reflected or otherwise reserved against in the Company Balance Sheet or in the consolidated financial statements and notes thereto of the Company and its Subsidiaries included in the Company Reports filed or furnished prior to the date of this Agreement, (b) Liabilities arising under this Agreement or incurred in connection with the transactions contemplated by this Agreement, and (c) Liabilities incurred in the ordinary course of business.

Section 3.10 Absence of Certain Changes. Since the Company Balance Sheet Date through the date hereof (a) except for actions taken or not taken in connection with the transactions contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course, (b) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of or require a consent under Section 5.1(b)(i), (iv), (v), (vi), (x) or (xii) (Interim Conduct of Business), and (c) there has not been a Company Material Adverse Effect.

Section 3.11 Material Contracts.

(a) For all purposes of and under this Agreement, a “Material Contract” shall mean:

(i) any “material contract” indicated as such in the Company’s annual report for the year ending December 31, 2019;

(ii) any Contract to which the Company or any of its Subsidiaries is a party which is material to the Company and its Subsidiaries, that (A) contains any covenant by the Company or any of its Subsidiaries to not compete or engage in any line of business or to not engage in its business in any geographic location, (B) restricts the development, manufacture, marketing, distribution of the products and services, or any other activity of the Company or any of its Subsidiaries and Affiliates (including, for purposes hereof, its future Affiliates, such as Parent), including any Contract with any Person granting such Person the exclusive right in any territory to sell or distribute any product, or other Contract providing “most favored nations” pricing terms for products, or (C) contains indemnification undertakings (or provisions with similar effect) except (i) if such undertakings are provided in the ordinary course of business or (ii) standard warranty to Company products, in each case other than such Contracts that may be canceled by the Company or its Subsidiaries without material financial or other penalty upon notice of ninety (90) days or less;

(iii) any Contract with a natural person either as an employee or an independent contractor (in each case, under which the Company or any of its Subsidiaries has continuing obligations as of the date hereof) that carries an aggregate annual base salary in excess of $150,000 per annum (excluding Contracts for “at-will” relationships or that are terminable by the Company or the applicable Subsidiary at its discretion, by notice of not more than 90 days or for a cost of less than $150,000);

(iv) any currently effective golden parachute, change-of-control or similar agreement with any current or former director, officer or employee of the Company or any of its Subsidiaries;

(v) any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any of the Company’s share capital or other securities or any options, warrants or other rights to purchase or otherwise acquire any Ordinary Shares or other securities or options, warrants or other rights therefor, except for those Contracts conforming to the standard Contract under a Company Plan;

(vi) any collective bargaining or similar material Contract with any labor organization, council, union, association or employees, in each case which are material to the Company and the Subsidiaries taken as a whole;

(vii) any Contract with (A) any officer or director of the Company or any of their immediate family members (other than any Employee Plans or employment agreements), or (B) any “controlling shareholder” of the Company (as defined in the ICL);

(viii) any customer, client, sales representative, distributor or supply Contract that involves annual revenues or consideration, as applicable, in fiscal year 2020 in excess of $3,000,000, in each case other than purchase orders entered into in the ordinary course of business;

(ix) any Contract providing for (x) Government Grants from the IIA or any other Israeli Governmental Authority, which Government Grant is extended to support the Company’s research and development operations, or (y) Government Grants from any other Governmental Authority, in each case which are material to the Company and the Subsidiaries taken as a whole;

(x) any Contract for supply of goods or services to a Governmental Authority that involves consideration in fiscal year 2020 in excess of $100,000;

(xi) any Contract entered into after December 31, 2017 (A) relating to the disposition or lease (directly or indirectly) by the Company or any of its Subsidiaries of a material amount of assets other than in the ordinary course of business, (B) pursuant to which the Company or any of its Subsidiaries will acquire or has acquired any material interest in or assets of any other Person (other than the Company or any of its Subsidiaries) or other business enterprise, in each case, for an amount in excess of $3,000,000 in the aggregate, other than in the ordinary course of business, or (C) for the acquisition or disposition of any business and such Contract contains any profit sharing arrangements or “earn-out” arrangements or other contingent payment obligations under which obligations are continuing;

(xii) any Contract (including any so called take-or-pay or keepwell agreements) under which the Company or any of its Subsidiaries has directly or indirectly guaranteed Indebtedness for borrowed money, liabilities or obligations of any other Person (other than a Subsidiary of the Company), in each case in excess of $250,000 (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(xiii) any Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries), each if any Liability is outstanding thereunder on the date hereof and is in excess of $150,000 (other than extensions of trade credit in the ordinary course of business consistent with past practice);

(xiv) any Contract granting any Person a right of first refusal or first negotiation with respect to any sale of substantially all of the Company’s shares or assets;

(xv) any Contract imposing “standstill” obligations on the Company or any of its Subsidiaries;

(xvi) any Contract that contains a license in respect of Intellectual Property that is material to the business of the Company and its Subsidiaries taken as a whole (except for (A) licenses of commercially available, off-the-shelf, click-wrap or shrink-wrap Software and (B) licenses granted by the Company or any of its Subsidiaries in the ordinary course of business);

(xvii) any Contract that relates to the formation, creation, operation, management or control of any legal partnership or any joint venture entity pursuant to which the Company has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person or any material Contract involving the sharing of revenues, profits or losses by the Company or any of its Subsidiaries with any unaffiliated third party; and

(xviii) any Contract that involves or relates to Indebtedness for borrowed money or under which the Company or any of its Subsidiaries has issued any note, bond, debenture or other evidence of Indebtedness for borrowed money to, any Person (other than the Company or any of its Subsidiaries) or any other note, bond, debenture or other evidence of Indebtedness for borrowed money of the Company or any of its Subsidiaries (other than in favor of the Company or any of its Subsidiaries) (whether incurred, assumed, guaranteed or secured by any asset) outside the ordinary course of business, in each case for a principal amount in excess of $1,000,000.

(b) Section 3.11(b) of the Company Disclosure Letter contains a list of all Material Contracts to which the Company or any of its Subsidiaries is a party as of the date of this Agreement.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, enforceable against the Company or each such Subsidiary of the Company party thereto, as the case may be, in accordance with its terms, except that such enforceability (x) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (y) is subject to general principles of equity, (ii) neither the Company nor any of its Subsidiaries that is a party thereto, nor, to the Knowledge of the Company, any other party thereto, is in material breach of, or material default under, any such Material Contract, no event has occurred that with notice or lapse of time or both would or would be reasonably expected to constitute such a material breach or material default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto or are reasonably expected to contravene in any material respect, conflict in any material respect with, or result or give the Company or any of its Subsidiaries or any other Person the right to declare a material default or exercise any material remedy under, or to materially accelerate the maturity or performance of, or to cancel, terminate or materially modify, any Material Contract, and (iii) none of the Company and the Company’s Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any material term or requirement of any Material Contract.

Section 3.12 Real Property.

(a) Except as set forth in Section 3.12(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns any material real property.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and/or its Subsidiaries have and own valid leasehold interests in the any real property leased or subleased by the Company or any of its Subsidiaries (such property, the “Leased Real Property” and the agreement entered in respect thereto, the “Leases”), free and clear of all Liens other than Permitted Liens. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Leased Real Property constitutes all interests in real property used, occupied or held for use in connection with the business of the Company and the Company’s Subsidiaries and which are necessary for the continued operation of the business of the Company and the Company’s Subsidiaries as the business is currently conducted.

(c) Except as has not had, and would not reasonably be expected to have, a material adverse effect on the Company all of the Leases are each in full force and effect and neither the Company nor any of its Subsidiaries is in material breach of or material default under, or has received written notice of any material breach of or material default under, any such Lease and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would or would reasonably be expected to constitute a material breach or material default thereunder by the Company or any of its Subsidiaries.

(d) Except as has not had, and would not reasonably be expected to have, a material adverse effect on the Company, the occupancies and uses of the Leased Real Property by the Company and its Subsidiaries, as well as the development, construction, management, maintenance, servicing and operation of the Leased Real Property, comply in all material respects with the permitted use under the Leases and all zoning, planning and other Laws and are not in violation of any thereof and are not subject to any variance; and all certificates of occupancy and all other Permits required by Law for the proper use and operation of the Leased Real Property are in full force and effect.

Section 3.13 Personal Property. The Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, tangible personal properties and assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens other than Permitted Liens.

Section 3.14 Intellectual Property.

(a) Except as, individually or in the aggregate, not material to the Company’s and its Subsidiaries’ business:Section 3.14(a) of the Company Disclosure Letter lists all (A) Patents that are owned, solely or jointly, by the Company or any of its Subsidiaries; (B) Trademarks owned by or registered in the name of the Company or any of its Subsidiaries that are the subject of a registration or a pending application for registration (for the avoidance of doubt, excluding Internet domain names); and (C) registered Copyrights and pending applications for registration of any Copyrights owned by the Company or any of its Subsidiaries (collectively, the “Registered Intellectual Property”). Each of the Company and its Subsidiaries has taken all steps reasonably necessary to maintain registrations of all material Registered Intellectual Property, including by payment when due of all maintenance fees and annuities and the filing of all necessary renewals, statements and certifications, except for the abandonment, withdrawal and expiration of Registered Intellectual Property in the ordinary course of business. To the Company’s Knowledge and except as set forth in Section 3.20(e) of the Company Disclosure Letter, the Registered Intellectual Property is valid, subsisting and enforceable and is not subject to any outstanding Legal Proceeding, order, judgment or decree materially adversely affecting the Company’s or its Subsidiaries’ use thereof or rights thereto.

(b) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material Trade Secrets or any other non-public, proprietary information material to the businesses of the Company and its Subsidiaries that are owned by the Company or any of its Subsidiaries and the confidentiality of all Trade Secrets of any third party disclosed to the Company or any of its Subsidiaries subject to a written non-disclosure agreements with the Company or any of its Subsidiaries, such Trade Secret expressly identified to the Company or any of its Subsidiaries upon disclosure as confidential and proprietary information. To the Knowledge of the Company, such Trade Secrets have not been disclosed to any Person except pursuant to written non-disclosure agreements, except for any disclosures that have not had, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s Knowledge, no employee, contractor or agent of the Company or any of its Subsidiaries or any other Person is in default or breach of any term of any non-disclosure agreement, assignment of invention agreement or similar agreement in each case to the extent relating to the protection, ownership, development, use or transfer of Company Intellectual Property Rights or Company Technology or any other Intellectual Property or Technology owned by the Company or any of its Subsidiaries, except for any disclosures that have not had, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 3.14 of the Company Disclosure Letter, no rights in any Company Intellectual Property Rights, Company Software or Company Technology have been transferred or granted by the Company or any of its Subsidiaries to any other Person, other than in the ordinary course of business.

(c) The Company or one of its Subsidiaries is the sole and exclusive owner of, or has valid and continuing rights to use the Company Intellectual Property Rights, free and clear of all Liens, other than Permitted Liens and subject to the terms of the licenses governing the use of the Company Intellectual Property licensed from third parties. To the Knowledge of the Company, the Company has valid and continuing rights to make, sell, license or otherwise use the Company Technology in connection with the conduct of the business of the Company and the Company’s Subsidiaries as presently conducted. To the Company’s Knowledge, there is no Intellectual Property or Technology other than Company Intellectual Property Rights and Company Technology that is material to and necessary for the operation of the businesses of the Company and the Company’s Subsidiaries, or for the continued operation of the business of the Company and the Company’s Subsidiaries as presently conducted, except for shrink-wrap or other off-the-shelf Intellectual Property or Technology that is readily available on reasonable terms through commercial distributors or in consumer retail stores for an annual license fee of less than $50,000.

(d) To the Knowledge of the Company, the Company’s or any of its Subsidiaries’ use, practice or other commercial exploitation of the Company Intellectual Property Rights and Company Technology and the manufacturing, licensing, marketing, importation, offer for sale, sale or use of the Company Intellectual Property Rights and the Company Technology, and the continued operation and conduct of the Company’s and its Subsidiaries’ business as presently conducted, do not infringe, constitute an unauthorized use of, misappropriate, or otherwise violate and have not infringed, constituted an unauthorized use of, misappropriated or otherwise violated, the Intellectual Property Rights of a third Person.

(e) Neither the Company nor any of the Company’s Subsidiaries is a party to or the subject of any pending (for which Company or a Company Subsidiary has received written notice), Legal Proceeding, which involves a claim (i) against the Company or any of its Subsidiaries, of infringement, unauthorized use, or misappropriation or other violation of any Intellectual Property or Technology of any Person, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology or (ii) contesting, challenging, or seeking to deny or restrict the right of the Company or any of its Subsidiaries to use, distribute, sell, exercise, lease, license, transfer or dispose of any Company Intellectual Property Rights or Company Technology. Neither the Company nor any of its Subsidiaries have received written notice of such threatened claim against the Company or any of its Subsidiaries alleging that the Company’s business infringes, constitutes an unauthorized use of, misappropriates, or otherwise violates the Intellectual Property Rights or Technology of a third Person or challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology. The Company and its Subsidiaries are not subject to any Order that restricts or impairs the use of any Company Intellectual Property Rights owned by, or exclusively licensed to, the Company or any of its Subsidiaries.

(f) To the Company’s Knowledge, no Person (including employees and former employees of the Company or any of its Subsidiaries) is infringing, violating, misappropriating or otherwise misusing any Company Intellectual Property Rights owned by, or exclusively licensed to, the Company or any of its Subsidiaries or Company Technology in any material respect, and neither the Company nor any of its Subsidiaries has made in the last five (5) years preceding the date hereof any such claims against any Person (including employees and former employees of the Company or any of its Subsidiaries).

(g) Each present employee, independent contractor or consultant of the Company who conceived, developed or created or participated in creating any part of any material Company Intellectual Property Rights or material Company Technology (i) has conveyed (or is deemed to have conveyed by operation of Law) to the Company or any of its Subsidiaries, as applicable, all right, title and interest in and to, or the right to use on a royalty-free basis, all Intellectual Property developed by such Person in connection with such Person’s engagement with the Company or any of its Subsidiaries, as applicable, and (ii) is obligated to keep any confidential information of the Company and its Subsidiaries, including Trade Secrets, confidential.

(h) (i) there are no Contracts or arrangements to which the Company or any of its Subsidiaries is a party under which any Governmental Authority acquires rights with respect to any Company Software or Company Intellectual Property Rights owned by the Company or any of its Subsidiaries, nor has any Governmental Authority acquired any rights outside of any such Contracts, arrangements or subcontract as the result of providing any funding to the Company or any of its Subsidiaries relating to the development of any Company Intellectual Property Rights, including any government rights and prerogatives as defined under the Israeli Patent Law-1967 (the “IPL”) including rights under Section 55, Chapter 6 and Chapter 8 thereof, and (ii) there are no Contracts or arrangements to which the Company or any of its Subsidiaries is a party under which any Governmental Authority acquires rights with respect to any Company Software or Company Intellectual Property Rights exclusively licensed to, the Company or any of its Subsidiaries.

(i) No university, military, educational institution, research center, Governmental Authority, entity owned or controlled by any Governmental Authority, hospitals, medical centers or other similar institutions or organization (each, an “R&D Sponsor”) has sponsored or provided funding to the Company or the Company’s Subsidiaries for any material research and development conducted in connection with the business of the Company and the Company’s Subsidiaries, or has any claim of right to, ownership of or other Lien on any material Company Intellectual Property Rights owned by the Company or any of its Subsidiaries or any material Company Technology. Neither the Company nor any of its Subsidiaries is a participant in any standards-setting activities or joined any standards setting or similar organization that would affect the proprietary nature of any Company Intellectual Property Rights owned by, or, to the Knowledge of the Company, exclusively licensed to, the Company or any of its Subsidiaries or Company Technology or restrict the ability of the Company or any of the Company’s Subsidiaries to enforce, license or exclude others from using any Company Intellectual Property Rights owned by, or, to the Knowledge of the Company, exclusively licensed to, the Company or any of its Subsidiaries or Company Technology, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, since January 1, 2017, none of the employees, consultants or independent contractors of the Company or any of its Subsidiaries) who is or was involved in, or who has or will have contributed to, the creation or development of any of the Company Intellectual Property Rights owned by the Company or any of its Subsidiaries or material Company Technology has, during the time period in which such Person was engaged by the Company or any of its Subsidiaries, was an employee of any R&D Sponsor. None of the products sold by the Company and its Subsidiaries or any products or Intellectual Property under development by Company or any of its Subsidiaries uses or incorporates any Intellectual Property that was developed by the Company or any of its Subsidiaries using funding provided by the IIA. Section 3.14 of the Company Disclosure Letter sets forth the amount of each Government Grant received by the Company or any of its Subsidiaries from the IIA.

Section 3.15 Tax Matters. Except for such matters that have not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liabilities to the Company and its Subsidiaries (taken as a whole):

(a) The Company and each of its Subsidiaries (i) have timely filed (taking into account any extensions of time in which to file) all U.S. federal, state, local and non-U.S. Tax Returns required to be filed with any Governmental Authority by any of them and all such filed Tax Returns are true, correct and complete and were prepared in compliance with all applicable Laws and (ii) have timely paid, or have adequately reserved (in accordance with IFRS) on the most recent financial statements contained in the Company Reports for the payment of, all Taxes required to be paid (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items or carryforwards) for all Taxable periods and portions thereof through the Company Balance Sheet Date and since then, the Company and the Company’s Subsidiaries have not incurred any liability for Taxes (i) from extraordinary gains or losses within the meaning of IFRS, (ii) outside the ordinary course of business, or (iii) otherwise inconsistent with past custom and practice.

(b) No deficiencies for any Taxes have been asserted in writing or assessed in writing, or to the Knowledge of the Company, proposed, against the Company or any of its Subsidiaries that are not subject to adequate reserves on the consolidated financial statements of the Company and its Subsidiaries (in accordance with IFRS) as adjusted in the ordinary course of business consistent with past practice through the Effective Time, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax, which waiver or extension is still in effect. There are no Liens (other than Permitted Liens) on any of the assets of the Company or its Subsidiaries for Taxes.

(c) No known audit of any Tax Return of the Company or any of its Subsidiaries has been conducted since January 1, 2017 until the date hereof, and no such known audit is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit.

(d) None of the Tax Returns of any Company US Subsidiary contains any position that is, or would be, subject to penalties under Section 6662 of the Code (or any corresponding provisions of state, local or non-United States Law). No Company US Subsidiary has entered into any “listed transaction” as defined in Treasury regulation Section 1.6011-4(b)(2) or comparable provision of state Law. Section 3.15(d) of the Company Disclosure Letter sets forth a schedule of the Tax Returns referred above, with respect to which neither the appropriate Governmental Authority has completed its examination (with all issues finally resolved) nor the period for assessment of the associated Taxes (taking into account all applicable extensions and waivers) has expired.

(e) Neither the Company nor any of its Subsidiaries has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131(g) of the Ordinance and the regulations promulgated thereunder. Neither the Company nor any Subsidiary thereof is subject to any reporting obligations under Sections 131D or 131E of the Ordinance or any similar provision under any other local or foreign Tax Law, and including with respect to VAT.

(f) With respect to each transaction in which the Company or any of its Subsidiaries has participated that is a “reportable transaction” within the meaning of Section 131C(2)(g) of the Ordinance and the regulations promulgated thereunder (or any similar provision of the Tax Laws of any other jurisdiction), such participation has been properly disclosed as required under the applicable Tax Laws of any other jurisdiction.

(g) No Legal Proceeding or assessment is pending or to the Company’s Knowledge threatened in writing by any Governmental Authority with respect to Taxes for which the Company or any of its Subsidiaries may be liable, nor have there been any such Legal Proceedings or assessments brought, or asserted, against the Company since January 1, 2017.

(h) No unresolved written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not pay Taxes or file Tax Returns asserting that the Company or such Subsidiary, respectively, is or may be subject to Taxes assessed by such jurisdiction.

(i) Neither the Company nor any of its Subsidiaries is bound by any Tax indemnity, Tax sharing agreement or Tax allocation agreement or arrangement or any similar agreement with respect to Taxes, nor is there any other reason, as transferee or successor, by operation of Law or otherwise, that the Company or any of its Subsidiaries will have, as of the Closing Date, any liability for Taxes of any other entity.

(j) There are no Tax rulings, requests for rulings, private letter rulings, technical advice memoranda, similar agreement, or closing agreements relating to Taxes for which the Company or any of its Subsidiaries is reasonably expected to be liable that would reasonably be expected to affect the Company’s or any of its Subsidiaries’ liability for Taxes for any taxable period ending after the Closing Date.

(k) Neither the Company nor any of its Subsidiaries will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other tax benefit, in each case in any taxable period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, or the receipt of any prepaid amount, in each case prior to the date hereof. Neither the Company nor any of its Subsidiaries has an overall foreign loss within the meaning of Section 904(f) of the Code.

(l) All Taxes that the Company or any of its Subsidiaries is required by law or contract to withhold or to collect from each payment made to any employee, contractor, consultant, shareholder or other person have been, duly withheld and collected and have been duly and timely paid to the appropriate Governmental Authority. The Company and the Company’s Subsidiaries have complied with all record keeping and reporting requirements in connection with amounts paid or owing to any employee, independent contractor, creditor or shareholder.

(m) Neither the Company, nor any of its Subsidiaries is or has been a member of any consolidated, unitary, combined, affiliated or similar group within the meaning of Section 1504 of the Code (or any similar provision of Law relating to Taxes).

(n) None of the Company’s Subsidiaries that is organized outside of Israel (i) is or has been an Israeli resident as defined in Section 1 of the Ordinance or (ii) has or has had any assets that principally comprise, directly or indirectly, assets located in Israel, in either case as determined in accordance with the Israeli Law relating to Taxes.

(o) Neither the Company nor any of the Company’s Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.

(p) Neither the Company nor any of its Subsidiaries has been at any time a “United States real property holding corporation” for purposes of Sections 897 and 1445 of the Code.

(q) During the last three years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code (or any similar provision of Law relating to Taxes).

(r) The Company and the Company’s Subsidiaries are in compliance with the terms, conditions and requirements of their respective Government Grants and have duly fulfilled all the undertakings relating thereto. The Company has not received any written notice from any authorized Governmental Authority of its intention to revoke or modify any of the Israeli Government Grants.

(s) All Company Options granted to individuals subject to Tax under Section 409A of the Code have an exercise price equal to not less than the fair market value (determined in accordance with Section 409A of the Code) of the underlying Company Shares on the date of grant and no Company Option has a feature for the deferral of compensation within the meaning of Section 409A of the Code.

(t) The Company is duly registered for the purposes of Israeli value added tax and has complied with all requirements concerning Israeli value added Taxes (“VAT”). The Company, if and to the extent applicable has, collected and timely remitted to the relevant taxing authority all output VAT which it is required to collect and remit, to the extent required under any applicable Law.

(u) The Company and its Israeli Subsidiary that has received grants or benefits under the Law for the Encouragement of Industry (Tax), 1969 is duly qualified therefor.

(v) Neither the Company nor any of the Company’s Subsidiaries has deferred any Taxes under Section 2303 of the CARES Act, claimed any Tax credit under Section 2301 of the CARES Act or otherwise taken any action to elect or avail itself of any provision of the CARES Act relating to Taxes (including the delaying of any payments in respect of payroll Taxes under Section 2302 thereof).

Section 3.16 Employee Plans.

Except for such matters that have not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liabilities to the Company and its Subsidiaries (taken as a whole):

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a complete and accurate list of (i) each (A) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (B) other plans maintained or contributed to or for the benefit of any current or former employee, officer, director of the Company, any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any Liability, and (ii) each employment agreement with each of the executive officers of the Company, in each case, excluding plans, agreements or other arrangements required to be established or contributed to by applicable Law or any Governmental Authority ((i) and (ii) collectively the “Employee Plans”).

(b) Each Employee Plan has been entered into, maintained, operated and administered in compliance in all material respects with its terms and with all applicable Law including the applicable provisions of ERISA and the Code.

(c) There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary in connection with any Employee Plan, or with respect to the administration or operation of such plans, other than (x) routine claims for benefits that have been or are being handled through an administrative claims procedure or (y) Legal Proceedings that have not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liabilities to the Company and its Subsidiaries (taken as a whole).

(d) No Employee Plan for United States-based employees is (1) a “defined benefit plan” (as defined in Section 414 of the Code), (2) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (3) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA) (in each case under clause (1), (2) or (3) whether or not subject to ERISA) or (4) subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA. None of the Company, any of its Subsidiaries, any officer of the Company or any of its Subsidiaries or any of the Employee Plans which are subject to ERISA or Section 4975 of the Code, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that has subjected, or would reasonably be expected to subject the Company or any of its Subsidiaries to any material tax or penalty on prohibited transactions imposed by such Section 4975 of the Code or to any liability under Section 502(i) or 502(1) of ERISA.

(e) With respect to each Employee Plan for United States-based employees that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA (i) no such Employee Plan provides benefits to former employees of the Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar Law; (ii) no such Employee Plan is funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code); (iii) each such Employee Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code), complies with the applicable requirements of Section 4980B(f) of the Code; (iv) no other event has occurred with respect to any such Employee Plan that has or would reasonably be expected to result in the assessment of any excise tax against the Company or any of its Subsidiaries and (v) each such Employee Plan (including any such Employee Plan covering retirees or other former employees) may be amended or terminated without material liability to the Company and the Company’s Subsidiaries (taken as a whole) on or at any time after the Effective Time.

(f) Each Employee Plan that is intended to be “qualified” under Section 401 of the Code may rely on a prototype opinion letter or has received a favorable determination letter from the IRS to such effect (or there remains sufficient time for the Company of its Subsidiaries to file an application for such determination letter from the IRS) and no such determination or opinion letter has been revoked.

(g) Other than payments that may be made to the Persons listed in Section 3.16(g) of the Company Disclosure Letter (the “Primary Company Executives”), any amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any other transaction contemplated hereby by any Person who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) with respect to the Company or any of its Subsidiary, under any employment, severance or termination agreement, other compensation arrangement or Employee Plan currently in effect would not be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) and would not result in the imposition of an excise Tax under Section 4999 of the Code (or similar provisions of Law relating to Taxes). The Company is not a party to, nor is it otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of the excise Tax imposed by Section 4999 of the Code (or similar provision of Law relating to Taxes).

(h) To the extent applicable, each Employee Plan has been approved by the relevant taxation and other Governmental Authorities so as to enable the Company or any of its Subsidiaries and the participants and beneficiaries under the relevant Employee Plan. Each Employee Plan that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance (“Section 102 Plan”) has received a favorable determination or approval letter or is otherwise approved by the ITA as such. All Company Options granted and Company Shares issued under any Section 102 Plan have been granted or issued, as applicable, in compliance in all material respects with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including, without limitation, the adoption of the applicable board and shareholders resolutions, the timely filing of the necessary documents with the ITA, the submission of the application to the ITA to approve a Section 102

Plan, the appointment of an authorized trustee to hold the Company Options and, if applicable, Company Shares issued upon exercise of Company Options, the execution by each holder of Company 102 Options of an undertaking to comply with the provisions of Section 102 of the Ordinance, and the timely deposit of such securities or related documents with such trustee, pursuant to the terms of Section 102 and the guidance of the ITA published by the ITA on July 24, 2012 and clarification dated November 6, 2012.

(i) Neither the execution or delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party nor the consummation of the transactions contemplated thereby will (other than pursuant to the terms of this Agreement) (A) result in any payment or benefit becoming due or payable, or required to be provided, to any employee, officer or director of the Company or any of its Subsidiaries, (B) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such Person, (C) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (D) result in any breach or violation of, or a default under, any Employee Plan, or (E) restrict the right of the Company or any of its Subsidiaries, or after the Closing, the Parent, to merge, amend or terminate any Employee Plan.

(j) Except as required by applicable Law or the terms of any Employee Plans as in effect on the date hereof or except as expressly provided or contemplated hereunder, neither the Company nor any of its Subsidiaries has any commitment to amend in any material respect or establish any new Employee Plan or materially increase any benefits under any Employee Plan.

Section 3.17 Labor Matters.

Except for such matters that have not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liabilities to the Company and its Subsidiaries (taken as a whole):

(a) Neither the Company nor any of its Subsidiaries is, or has been since January 1, 2017, a party to any collective bargaining agreement, labor union contract, trade union agreement or other arrangements with any labor organization or similar body representing employees of the Company or its Subsidiaries (each a “Collective Bargaining Agreement”), except for Collective Bargaining Agreements applicable to all employees on a national and/or sector level. Other than as detailed in Section 3.17(b) of the Company Disclosure Letter, no Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries. To the Company’s Knowledge, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries and there is no pending written demand for recognition from any collective bargaining representative with respect to any of the employees of the Company or its Subsidiaries. There is not, and since January 1, 2017, there has not been, any strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened in writing that is reasonably expected to interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries. Other than as detailed in Section 3.17(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has since January 1, 2017 paid, required to pay and has been requested to pay any payment (including professional organizational handling charges) to any employers’ association or organization.

(b) Since January 1, 2017, the Company and its Subsidiaries are, and have been, in compliance in all material respects with applicable Laws and Orders with respect to employees, employment and employment practices, terms and conditions of employment, worker classification, wages, hours of work, overtime and overtime payment, days of work and working during rest days, annual leave and compensation for unused annual leave, withholdings and occupational safety and health (including but not limited to all obligations imposed by Contract, employment agreements or applicable Laws, regulations and permits regarding wage and hour requirements, correct classification of independent contractors and of employees as exempt and non-exempt, immigration status, discrimination in employment, employee health and safety, vacation (entitlement and accrued), severance (entitlement and accrued), social benefits contributions, termination of employment, engaging employees through services providers, employment of women, collective bargaining and arrangements, the Worker Adjustment and Retraining Notification Act and any similar national, state or local “mass layoff” or “plant closing” Law (“WARN”)), civil rights, fair employment practices, immigration, pay equity, workers’ compensation and the withholding and payment of income tax and/or payroll Taxes and any similar Tax, and the keeping of records in relation to the foregoing, to the extent required under applicable Law. Since January 1, 2017 there has been no “mass layoff” or “plant closing” (as defined by WARN), collective redundancy or similar action with respect to the Company or any of its Company’s Subsidiaries.

(c) (i) neither the Company nor any of its Subsidiaries is engaged in any unfair labor practice; (ii) there are not any unfair labor practice charges or written complaints against the Company or any of its Subsidiaries pending and communicated to the Company or any Subsidiary, or, to the Knowledge of the Company, threatened, before any Governmental Authority responsible for supervising, administrating or regulating labor practices, including the National Labor Relations Board or similar bodies; (iii) there are not any pending, or, to the Knowledge of the Company, union grievances threatened in writing against the Company or any of its Subsidiaries as to which there is a reasonable possibility of adverse determination; (iv) neither the Company nor any of its Subsidiaries has received any written communication since January 1, 2017 of the intent of any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation of the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is pending; and (v) the Company or any of its Subsidiaries have not received written notice of complaints, charges or claims against the Company or any of its Subsidiaries and, to the Knowledge of the Company or any of its Subsidiaries, no such complaints, charges or claims are threatened, by or before any Governmental Authority, in each case to the extent such complaints, charges or claims are arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries, of any individual.

(d) None of the contractors and consultants to the Company or to its Subsidiaries (“Contractors”) is entitled to any rights under the applicable labor laws. Neither the Company nor any of its Subsidiaries are engaged with any personnel through manpower agencies, except in accordance with applicable Law.

(e) Neither the Company nor any of its Subsidiaries is liable for any payment past due to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business, consistent with past practice). There are no pending claims against the Company or any of its Subsidiaries under any workers’ compensation plan or policy or for short or long term disability, other than routine sick leave entitlements.

(f) To the Knowledge of the Company, no current employee of the Company or its Subsidiaries is in violation of any term of any employment Contract, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company (or by any Subsidiary) because of the nature of the Company’s business or to the use of trade secrets or proprietary information of others.

(g) As on the Balance Sheet Date, the Company’s and its Subsidiaries’ liability towards their employees regarding severance pay, accrued vacation and contributions to all Company Plans are fully funded or accrued on the Company’s or Subsidiaries’ (as relevant) financial statements as of the date of such financial statements. Section 14 Arrangement was properly applied in accordance with the terms of the general permit issued by the Israeli Labor Minister regarding all former and current employees of the Company or its Subsidiaries. All amounts that the Company or its Subsidiaries are legally or contractually required to either (A) deduct from their employees’ salaries and any other compensation or benefit or to transfer to such employees’ Company Plans or (B) withhold from employees’ salaries and any other compensation or benefit and to pay to any Governmental Authority as required by any applicable Law, have been duly deducted, transferred, withheld and paid, in accordance with applicable Law.

(h) Other than as detailed in Section 3.17(h) of the Company Disclosure Letter the Company or any of its Subsidiaries do not currently engage any employee or Contractor, whose employment or engagement, to the Knowledge of the Company, requires visas, licenses or permits, in each case which has not been obtained.

Section 3.18 Permits.

(a) The Company and its Subsidiaries have, since January 1, 2017, complied, and are currently in compliance with, the terms of, and validly holds, all permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to conduct their businesses as currently conducted (“Permits”), except where the failure to comply with or validly hold any such Permits, have not had and would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has received written notice of any Legal Proceeding relating to (x) any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any such Permit or (y) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any such Permit; (ii) to the Company’s Knowledge, no event has occurred and no circumstance exists that (with or without notice or lapse of time, or both) (x) constitute or would reasonably be expected to result, directly or indirectly, in a violation of, or a failure to comply with, any term or requirement of any such Permit or (y) would or would reasonably be expected to result, directly or indirectly, in the revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any of such Permits; and (iii) all applications required to have been filed for the renewal of each such Permit have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to each such Permit have been duly made on a timely basis with the appropriate Governmental Authority.

(b) The business of the Company and the Company’s Subsidiaries does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export requires the Company or any of its Subsidiaries’ to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Means), 1974 or other legislation regulating the development, commercialization or export of technology.

(c) To the Company’s Knowledge, the Company meets in all material respects the eligibility criteria for the issuance of a new business license (‘Rishion Esek’), as contemplated under Regulation 31 and 32(b) of the Israeli Business Licensing Regulations (General Provisions) – 2000.

Section 3.19 Compliance with Laws; FCPA and Global Trade Matters.

(a) The Company and each of its Subsidiaries are and since January 1, 2018 have been at all times, in compliance in all material respects with all Law applicable to the Company and its Subsidiaries or their respective assets. Neither the Company nor any of its Subsidiaries has received any written communication during the past three years from a Governmental Authority that alleges that the Company or any of its Subsidiaries is not in compliance in any material respect with any Law.

(b) Neither the Company, the Company’s Subsidiaries nor, any of their respective directors, officers or employees, nor, to the Knowledge of the Company, any of its agents or distributors or any other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of their actions for or on behalf of the Company or its Subsidiaries, (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) made, offered to make, promised to make or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (iv) to the Knowledge of the Company, been subject to any investigation by any Governmental Authority with regard to any Prohibited Payment, or (v) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery.

(c) Since January 1, 2018, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any Person acting on behalf of the Company or any of its Subsidiaries has: (i) violated any applicable material Global Trade Law; or (ii) engaged in any transaction or dealing, directly or indirectly, with any Sanctioned Country or Sanctioned Party in violation of applicable Global Trade Laws.

(d) Since January 1, 2018, neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees, nor any Person acting on behalf of the Company or any of its Subsidiaries, has: (i) conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission, in each case, arising under or relating to any potential noncompliance with material Global Trade Laws; or (ii) been the subject of any pending or, to the Company’s knowledge, threatened investigation, inquiry or enforcement proceedings for violations of material Global Trade Laws or received any written notice or citation for any actual or potential noncompliance with any such Global Trade Laws.

(e) Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees, is: (i) a Sanctioned Party; or (ii) located, organized or resident in a Sanctioned Country.

Section 3.20 Environmental Matters. Except for such matters as have not had, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and its Subsidiaries are in compliance with all applicable Environmental Laws and, since January 1, 2013, neither the Company nor any of the Company’s Subsidiaries has been notified in writing that it is in violation of any Environmental Law or regarding any liability or potential liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under any Environmental Law.

(b) Since January 1, 2013, neither the Company nor any of its Subsidiaries has generated, used, handled, stored, disposed of or released any Hazardous Substance at any property that the Company or any of its Subsidiaries own or lease in violation of any Environmental Law.

(c) Neither the Company nor any of its Subsidiaries is a party to or is the subject of any pending or to the Company’s Knowledge threatened Legal Proceeding alleging any Liability or responsibility under or noncompliance with any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any Order by any Governmental Authority imposing any material liability or obligation under any Environmental Law. No site or premises currently owned or operated by the Company or any of its Subsidiaries is listed, or to the Company’s knowledge, is currently proposed for listing, on the National Priorities List or the Comprehensive Environmental Response, Compensation, and Liability Information System, both as maintained under the Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), or on any comparable state governmental lists. Since January 1, 2013, neither the Company nor any of its Subsidiaries has received written notification of any potential responsibility or liability of the Company or any of its Subsidiaries pursuant to the provisions of (i) CERCLA, (ii) any similar federal, state, local, foreign or other Environmental Law, or (iii) any Order issued pursuant to the provisions of any such Environmental Law.

(d) The Company and the Company’s Subsidiaries have obtained all Permits required by applicable Environmental Law to conduct their respective businesses as currently conducted and are in compliance with such Permits. All such Permits are in full force and effect and there are no pending nor, to the Knowledge of the Company, any threatened proceedings that seek the revocation, cancellation, suspension or any adverse modification of any such Permits.

Section 3.21 Litigation.

(a) Except as set forth in Section 3.21 of the Company Disclosure Letter (a) there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries or any of the respective properties of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, against any officer or director of the Company or any of its Subsidiaries (in each case, in their capacity as such officer or director or to the extent related to the Company), (b) neither the Company nor any of its Subsidiaries is subject to any outstanding Order, and (c) to the Knowledge of the Company, there are no pending or threatened investigations of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, of any officer or director of the Company or any of its Subsidiaries (in each case, in their capacity as such officer or director or to the extent related to the Company), by any Governmental Authority, in each case of (a) through (c) above, that has had, or would reasonably be expected to have, individually or in the aggregate, a material effect on the business of the Company and its Subsidiaries.

Section 3.22 Insurance. Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies maintained by the Company or any of its Subsidiaries are in full force and effect are reasonably adequate for the businesses engaged in by the Company and the Company’s Subsidiaries, (b) all premiums due and payable thereunder have been paid, (c) no written notice of cancellation has been received by the Company or any Subsidiary thereof with respect to such policies (other than in connection with ordinary renewals), and, to the Company’s Knowledge, there is no existing event or circumstance which, with the giving of notice or lapse of time or both, would constitute a default, by any Person insured thereunder. There is no material claim by the Company or any of its Subsidiaries pending under any of the insurance policies of the Company and its Subsidiaries as to which coverage has been denied or disputed by the underwriters of such policies.

Section 3.23 Related Party Transactions. Except for indemnification, exculpation, advances of expenses, compensation, employment or other similar arrangements between the Company or any of its Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, and except as set forth in Section 3.23 of the Company Disclosure Letter, (a) there are no material transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any of the Company’s Subsidiaries or any member of his or her immediate family (each, a “Related Party”), on the other hand, and (b) as of the date of this Agreement, no Related Party (i) owes any amount to the Company or any of its Subsidiaries nor does the Company or any of its Subsidiaries owe any amount to, nor has the Company or any of its Subsidiaries committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Party, or (ii) owns any property or right, tangible or intangible, that is used by the Company or any of its Subsidiaries.

Section 3.24 Brokers. There is no financial advisor (except as set forth in Section 3.25 below), investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or similar fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 3.25 Opinion of Advisors. The Company Board has received the opinion of PriceWaterhouseCoopers Israel, advisors to the Company, dated the date of this Agreement, to the effect that, as of the date of such opinion and based upon and subject to the qualifications and assumptions set forth therein, from a financial point of view, the Merger Consideration to be offered to the holders of Company Shares is fair to such holders. It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Merger Sub.

Section 3.26 Anti-Takeover Statutes. Assuming that the representations of Parent and Merger Sub set forth in Section 4.7 are accurate, other than as set forth in the ICL, no “moratorium”, “control share acquisition”, “fair price”, “interested shareholder”, “affiliate transaction”, “business combination” or similar antitakeover statute apply to this Agreement or any Ancillary Agreement, the Merger or any other transaction contemplated by this Agreement. Neither the Company nor any of the Company’s Subsidiaries is bound by or has in effect any “poison pill” or any anti-takeover plan or similar plan or agreement, which could delay, prevent, render more expensive, or have a dilutive or otherwise adverse effect on, the consummation of the Merger or the transactions contemplated hereby.

Section 3.27 Notice of Company Shareholders Meeting. The information included or incorporated by reference in the notice of the Company Shareholder Meeting, as amended or supplemented from time to time (and any other documents filed with the ISA and/or TASE in connection with the Company Shareholders Meeting) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which it is made, not misleading. The notice of Company Shareholder Meeting will, when filed with the ISA, comply as to form in all material respects with all applicable Laws. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their Affiliates, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any such document.

Section 3.28 Privacy; Data Protection; PCI Compliance. The Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws relating to privacy, data protection, and data security. The Company and each of its Subsidiaries is, as applicable, in compliance in all material respects with (i) all Contracts to which the Company or any of its Subsidiaries are subject with respect to the Processing of Personally Identifiable Information, (ii) the Payment Card Industry Data Security Standard (PCI DSS), (iii) any statements, notices or disclosures made by or on behalf of the Company regarding its Processing of Personally Identifiable Information and (iv) to the Company’s Knowledge, all other customary industry standards governing the protection or security of Personally Identifiable Information, except in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2017, there has been no material loss, damage, or to the Knowledge of the Company, unauthorized access, acquisition, use, disclosure or material breach of security of Personally Identifiable Information maintained by or on behalf of any of the Company or any of its Subsidiaries, nor any material written complaints or claims asserted by any person (including any Governmental Authority) regarding the Processing of Personally Identifiable Information by the Company or any of its Subsidiaries.

Section 3.29 Representations Complete. None of the representations and warranties made by the Company herein or in any exhibit or schedule hereto, including the Schedules, or in any certificate furnished by the Company pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Closing any untrue statement of a material fact, or omits or will omit at the Closing to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1 Organization; Good Standing. Parent is a Delaware corporation and each of Sir Daibus Ltd. and Merger Sub are Israeli companies, each of which is duly organized and validly existing under the Laws of the State of Delaware and Israel, as applicable, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Merger Sub is a corporation duly organized and validly existing under the laws of the State of Israel and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of Parent and Merger Sub is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where such good standing necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.2 Corporate Power; Enforceability. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is specified to be a party, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which each is or is specified to be a party, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which each is or is specified to be a party, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or thereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

Section 4.3 Non-Contravention. The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of the articles of incorporation or bylaws or other organizational documents of Parent or the articles of association of Merger Sub, (b) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound, (c) assuming the Approvals referred to in Section 3.4 are obtained or made, violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their properties or assets are bound or (d) result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.4 Required Governmental Approvals. No Approval of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby, other than (a) the Approval under applicable Antitrust Laws, (b) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, and (c) such other Approvals the failure of which to make or obtain would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.5 Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of Parent, threatened in writing against or affecting Parent or Merger Sub or any of their Affiliates or any of their respective properties that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder. As of the date hereof, neither Parent nor Merger Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.6 Notice of Company Shareholders Meeting. The information supplied (or to be supplied) by Parent, Merger Sub or any of their Representatives for inclusion or incorporation by reference in the notice of Company Shareholders Meeting will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which it is made, not misleading at the date it is first mailed to the Company’s shareholders and at the time of the Company Shareholders Meeting and at the time of any amendment or supplement thereof. Any document that is required to be filed by Parent, Merger Sub or any of their respective Affiliates with the ISA in connection with the transactions contemplated by this Agreement will, when filed with the ISA or such other Governmental Authority, comply as to form in all material respects with all applicable Laws. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company or any of its Affiliates, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any such document.

Section 4.7 Ownership of Company Shares . Neither Parent nor any of its Subsidiaries owns (beneficially or otherwise) any Company Shares or Company Securities or Subsidiary Securities (or any other economic interest through derivative securities or otherwise in the Company or any Subsidiary of the Company) except pursuant to this Agreement. None of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Shares.

Section 4.8 Brokers. Except for Barclays, no agent, broker, finder or investment banker is entitled to any brokerage, finder’s or similar fee or commission from Parent or any of its Subsidiaries in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.9 Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no Liabilities or obligations other than as contemplated by this Agreement.

Section 4.10 No Other Company Representations or Warranties. Except for the representations and warranties set forth in Article III, Parent and Merger Sub hereby acknowledge and agree that neither the Company or any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Parent, Merger Sub or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person.

Section 4.11 Funds. Parent will have as of the Closing Date, sufficient cash available to pay all amounts to be paid by Parent pursuant to and in connection with this Agreement. Parent’s obligations hereunder are not subject to a condition regarding Parent’s obtaining of funds to consummate the transactions contemplated hereunder.

Section 4.12 Parent and Merger Sub Board Approval. The boards of directors of Parent and Merger Sub have each unanimously: (i) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholders, (ii) approved this Agreement, the Merger and the other transactions contemplated herby, (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, and (iv) resolved to recommend that the shareholders= of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby, pursuant to the terms hereof (which approval has been obtained simultaneously with the execution of this Agreement). In addition, simultaneously with the execution and delivery of this Agreement, Parent, as the sole shareholder of Merger Sub, has approved this Agreement, the Merger and the other transactions contemplated by this Agreement.

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.1 Interim Conduct of Business.

(a) Except (i) as contemplated, required or permitted by this Agreement, (ii) as required by applicable Law, (iii) as set forth in Section 5.1 of the Company Disclosure Letter, or (iv) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of the Company and its Subsidiaries shall (A) carry on its business in all material respects in the usual, regular and ordinary course of business consistent with past practice, in substantially the same manner as heretofore conducted, and (B) to the extent consistent with past practices, use its commercially reasonable efforts to preserve substantially intact its business organization, keep available the services of the current officers and key employees, and preserve the current relationships with customers, suppliers, distributors and other Persons with whom it has significant business relations (either directly or through any of its Subsidiaries).

(b) Except (i) as contemplated, required or permitted by this Agreement, (ii) required by applicable Law, (iii) as set forth in Section 5.1 of the Company Disclosure Letter, or (iv) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall not do any of the following and shall not permit any of its Subsidiaries to do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections or by Section 5.1 of the Company Disclosure Letter, such action shall be expressly permitted under all other subsections of this Section 5.1(b) and shall be expressly permitted under Section 5.1(a)):

(i) cause, permit or propose any amendment to the articles of association of the Company or amend any organizational document of any Subsidiary of the Company;

(ii) issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for the issuance and sale of Company Shares pursuant to Company Options outstanding on the date of this Agreement upon the exercise or vesting (as applicable) thereof and in accordance with their present terms;

(iii) directly or indirectly repurchase, redeem or otherwise acquire any Company Securities or Subsidiary Securities, except in connection with Tax withholdings and exercise price settlements upon the exercise of Company Options outstanding on the date of this Agreement and in accordance with their present terms;

(iv) (A) split, combine, subdivide or reclassify any share capital, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any of its share capital, or make any other actual, constructive or deemed distribution in respect of the shares capital, except for cash dividends made by any direct or indirect Subsidiary of the Company to the Company or one of its Subsidiaries; and (ii) if the Effective Time does not take place on or before May 15, 2021, the Company may declare and pay cash dividends, in an amount per Company Share not exceeding NIS 1.20;

(v) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Subsidiaries, except for the transactions contemplated by this Agreement;

(vi) (A) incur or assume any Indebtedness for borrowed money or issue any debt securities or other rights to acquire any debt securities of the Company or any of its Subsidiaries, except for (1) (i) debt incurred in the ordinary course of business consistent with past practice under letters of credit, or guarantees, (ii) borrowings in the ordinary course of business, consistent with past practices, under the Company’s and Subsidiaries’ lines of credit or other credit facilities or arrangements in effect on the date hereof, for working capital purposes, or (iii) issuances or repayment of commercial paper in the ordinary course of business, (2) loans or advances between the Company and any direct or indirect Subsidiaries, or between any direct or indirect Subsidiaries, and (3) as set forth under Section 5.1(vi)(3) of the Company Disclosure Letter, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Indebtedness for borrowed money of any other Person, except with respect to obligations of direct or indirect wholly-owned Subsidiaries of the Company or with respect to obligations of direct or indirect partially-owned Subsidiaries of the Company with respect to the Company’s pro-rata holdings thereof, (C) make any loans, advances or capital contributions to or investments in any other Person (other than the Company or any direct or indirect wholly-owned Subsidiaries), or donate any amount, except for loans and business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries, (D) mortgage or pledge any of its or its Subsidiaries’ material assets, tangible or intangible or create or permit any Lien thereupon (other than Permitted Liens or Liens granted in connection with the incurrence of any Indebtedness for borrowed money permitted under this Section 5.1(b)(vi));

(vii) except as may be required by applicable Law, applicable Collective Bargaining Agreements, or the terms of any Employee Plan, other agreement or legally binding custom, as in effect on the date hereof, and except as specifically indicated in Schedule 5.1(b)(vii) hereto (the “Compensation Schedule”), increase the compensation payable, benefits granted or to become payable or granted to any director, officer or employee of the Company or any Subsidiary, make any loans to any of the Company’s or any Subsidiary’s directors, officers or employees, agents or consultants (other than advancement of business expenses in the ordinary course of business), or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to an employee benefit plan or otherwise;

(viii) grant or pay, or enter into any Contract providing for the granting of, any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration made pursuant to preexisting plans, policies or Contracts, copies of which have been provided to Parent prior to the date hereof, or which are made pursuant to this Agreement);

(ix) hire (A) employees, other than (1) to fill vacancies arising due to terminations of employment, or (2) as would not cause a material deviation from the Company’s cost of overall employment compensation as set forth in the Company’s 2021 budget, or (B) any officers;

(x) except as may be required as a result of a change in applicable Law or in IFRS or by any Governmental Authority, make any material change in any of the accounting principles or practices used by it (including any change in depreciation or amortization policies), or make any material change in internal accounting controls or disclosure controls and procedures;

(xi) make or agree to make any capital expenditures that are in the aggregate in excess of $750,000, except for capital expenditures that are contemplated by the Company’s 2020 and 2021 budgets made available to Parent prior to the date hereof;

(xii) (A) acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner) (1) any business or other Person or any material equity interest therein or (2) any assets that are material, individually or in the aggregate, to the Company and the Company’s Subsidiaries, taken as a whole, except for purchases of inventory, services or supplies in the ordinary course of business consistent with past practice or other purchases contemplated by the Company’s 2020 and 2021 budgets made available to Parent prior to the date hereof, (B) enter into any Contract (other than inter-company Contracts) with respect to a joint venture, strategic alliance or partnership that is material to the Company and its Subsidiaries, taken as a whole; or (C) other than (i) in the ordinary course of business, (ii) transfers among the Company and its direct or indirect Subsidiaries or among its direct or indirect wholly-owned Subsidiaries, and (iii) disposition of obsolete tangible assets or expired or stale inventory, sell, lease (as lessor), license, assign or otherwise dispose of or subject to any Lien (other than Permitted Liens or Liens granted in connection with the incurrence of any Indebtedness for borrowed money permitted under this Section 5.1(b)(vi)) any properties or assets (including Intellectual Property) of the Company or its Subsidiaries, which are material to the Company and its Subsidiaries, taken as a whole;

(xiii) except as may be required as a result of a change in applicable Law or by any Governmental Authority, prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position inconsistent with past practice, make or change or revoke any Tax election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including positions, elections or methods that would have the effect of deferring income to periods ending after the Effective Time or accelerating deductions to periods ending on or before the Effective Time), settle or otherwise compromise any material claim relating to Taxes, otherwise settle any material dispute relating to Taxes, adopt or change any material accounting method in respect of Taxes, enter into any Tax indemnity, sharing, allocation or similar agreement or closing agreement, or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment (other than in the ordinary course of business) request any ruling or similar guidance with respect to Taxes or take any action that could jeopardize any existing rulings, requests for rulings or other incentives in each case with respect to Taxes, other than as set forth in Section 7.9 (Tax Rulings);

(xiv) other than in the ordinary course of business consistent with past practice, enter into any Contract that would constitute a Material Contract or a Contract requiring a filing, novation or consent in connection with the Merger, or terminate, materially amend, or otherwise materially modify (including by entering into a new Contract with such party or otherwise) or waive any of the material terms of any of its Material Contracts, provided, however, that with respect to this subclause (xiv), a Material Contract shall also include any agreement under Section 3.11(viii) in excess of $1,000,000 during fiscal year 2021 (for the avoidance of doubt, in case any conflict between the provisions of this subclause (xiv) and any other provisions under this Section 5.1, those other provisions shall govern);

(xv) (A) other than in the ordinary course of business, discharge, settle or satisfy any claims, liabilities, litigation or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, pursuant to Contracts made available to Parent, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company Reports or incurred in the ordinary course of business after the date of the most recent balance sheet included in such financial statements, or (B) waive any claims or rights of a substantial value;

(xvi) apply for any Government Grant;

(xvii) enter into, engage in or amend any transaction, Contract or understanding with any Related Party or any Affiliate thereof (provided that for the purposes hereof a portfolio company of any of the Principal Company Shareholders or of any of the private equity funds Affiliated with them shall be deemed an Affiliate of a Related Party), in each case, if such transaction, Contract or understanding requires the approval of the Company’s Board, its audit committee, or its compensation committee;

(xviii) enter into any non-compete or non-solicitation agreement that would or would be reasonably expected to restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries (taken as a whole);

(xix) enter into any new lease, or enter into any sublease, tenancy arrangement, license, concession or other occupancy agreement in respect of any portion of the Leased Real Property or enter into an amendment, modification or supplement to any Lease, in each case, if requiring the approval of the Company’s Board under the Company’s existing policies;

(xx) cancel or fail to in good faith seek to renew any material insurance policies, unless concurrently with such cancellation or lapse, replacement policies providing coverage at least substantially equal in all material respects to the coverage under the canceled or lapsed policies, as applicable, are entered into;

(xxi) materially change the Company’s privacy or security policies, except to the extent required by Law; or

(xxii) enter into a Contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by this Section 5.1(b).

(c) Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

Section 5.2 No Solicitation.

(a) The Company shall and shall cause its Subsidiaries and their respective officers and directors to, and shall instruct and use its best efforts to cause its and their other respective Representatives to, immediately cease any and all existing discussions, communications or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and during the Interim Period shall not recommence any of the foregoing.

(b) Subject to Section 5.2(c), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time (the “Interim Period”), the Company and its Subsidiaries shall not, nor shall they authorize or permit any of their respective Representatives to, directly or indirectly, (i) solicit or initiate the making, submission or announcement of, or encourage, facilitate or assist or otherwise discuss or communicate with any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub), any offer or proposal which constitutes or is reasonably likely to lead to an Acquisition Proposal, (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an

Acquisition Proposal or any inquiries on the making of, any proposal or other communication that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person (other than Parent, Merger Sub or any Representatives of Parent or Merger Sub) with respect to an Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions) (iv) approve or recommend an Acquisition Proposal (other than the Merger) or (v) enter into any Contract contemplating or otherwise relating to an Acquisition Transaction. The Company agrees that any violation of the restrictions set forth in this Section 5.2(b) by it or any of its Subsidiaries or any of its or any of its Subsidiaries’ Representatives shall be deemed a material breach of this Agreement by the Company; provided, however, that in the event of a breach of this Section 5.2(b) by a Representative that is not an officer or director of the Company, then such breach would only be deemed material if the violation of the restriction led to discussions with any of the Company’s directors or officers regarding a potential equity transaction with the Company which may interfere with the consummation of the Merger as contemplated hereunder (other than a response by the contacted Company director or officer refusing to discuss any such transaction).

(c) Notwithstanding anything to the contrary set forth in this Section 5.2 or elsewhere in this Agreement, prior to the Effective Time, the Company Board (or any committee thereof), may, directly or indirectly through the Company’s Representatives, (i) participate or engage in discussions or negotiations with any Person that has, in the absence of any material violation of Section 5.2(b) by the Company, made a bona fide, written and unsolicited Acquisition Proposal and that the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, either constitutes or would reasonably be expected to lead to a Superior Proposal, and/or (ii) furnish to any Person that has, in the absence of any material violation of Section 5.2(b) by the Company, made an Acquisition Proposal of the type referred to clause (i), any non-public information relating to the Company or any of its Subsidiaries and/or afford to any Person that has, in the absence of any material violation of Section 5.2(b) by the Company, made such an Acquisition Proposal access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in each case under this clause (ii) pursuant to a confidentiality agreement that is no less favorable to the Company, in the aggregate, than the Confidentiality Agreement; provided, however, that in the case of any action taken pursuant to the preceding clauses (i) or (ii), (A) the Company Board (or any committee thereof) shall have determined in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of directors under applicable Law, (B) promptly thereafter, but no later than forty eight (48) hours following such determination, the Company shall give Parent written notice of the identity of such Person and the material terms of such Acquisition Proposal including any modifications thereto (unless such Acquisition Proposal is in written form, in which case the Company shall give Parent a copy thereof including any modifications thereto) and of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person, and shall in no event begin providing such information to such Person prior to providing such notice to the Parent, and (C) as soon as reasonably practicable after furnishing any non-public information about the Company and its Subsidiaries to such Person (and in any event within forty eight (48) hours thereafter), the Company shall furnish such non-public information to Parent to the extent such information has not been previously furnished by the Company to Parent.

(d) In addition to the obligations of the Company set forth in Section 5.2(b), the Company shall promptly (and in any event within forty eight (48) hours) notify Parent in writing if the Company becomes aware of the receipt by the Company or any of its Representatives of (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry (unless such Acquisition Proposal, request or inquiry is in written form, in which case the Company shall give Parent a copy thereof), and the identity of the Person or group making any such Acquisition Proposal, request or inquiry. The Company shall keep Parent fully informed of any material changes in status and terms of any such Acquisition Proposal, request or inquiry on a current basis, and in any event no later than forty eight (48) hours after the occurrence of any material changes to any such Acquisition Proposal (including to the terms and conditions thereof and of any material modification thereto), and any significant developments in the discussions and negotiations concerning any such Acquisition Proposal.

(e) The Company shall not, and shall cause its Subsidiaries not to, enter into any agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to provide to Parent the information described in this Section 5.2, and neither the Company nor any of its Subsidiaries is currently a party to any agreement that prohibits the Company from providing the information described in this Section 5.2 to the Parent. The Company (A) except to the extent inconsistent with the fiduciary duties of directors under applicable Law, shall not, and shall cause its Subsidiaries not to, terminate, waive, amend or modify, or grant permission under, any standstill provision in any confidentiality agreement to which it or any of its Subsidiaries is or becomes a party (other than as occurs in accordance with the terms of any such standstill provision in effect as of the date hereof), and (B) shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to enforce such standstill provisions if it becomes aware of any breach of any such standstill provision by the party subject thereto.

(f) The Company shall promptly (but in no event later than two (2) Business Days after the date of this Agreement) (i) demand that each individual or entity that has executed a confidentiality agreement in the preceding eighteen (18) months in connection with any potential Acquisition Proposal return (or destroy, to the extent permitted by the terms of the applicable confidentiality agreement) all confidential information furnished to such individual or entity by or on behalf of the Company or any of its Subsidiaries in accordance with the terms of the applicable confidentiality agreement, and (ii) revoke or withdraw access of any Person (other than Parent, Merger Sub and their Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or its Subsidiaries in connection with an Acquisition Proposal.

Section 5.3 Company Board Recommendation.

(a) Subject to the other provisions of this Section 5.3, the Company Board shall recommend that the holders of Company Shares approve this Agreement and the Merger (the “Company Board Recommendation”).

(b) Other than in accordance with the terms of this Section 5.3, the Company Board shall not (i) withdraw, amend or modify in a manner adverse to Parent in any material respect, or publicly propose to withdraw, amend or modify, in each case, in a manner adverse to Parent in any material respect, the Company Board Recommendation, or publicly propose to withdraw, amend or modify in a manner adverse to the transactions contemplated hereby, the Company Board Recommendation, or make any statement, filing or release inconsistent with the Company Board Recommendation or fail to reaffirm its approval of this Agreement or the Merger as promptly as practicable after receipt of any reasonable written request to do so from Parent (but in any event within five (5) Business Days), (ii) approve or recommend or propose to approve or recommend, any Acquisition Proposal (any action referred to in the foregoing clauses (i) and (ii) being referred to as a “Company Board Recommendation Change”), or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.2(c) entered into in the circumstances referred to in Section 5.2(c)) (an “Alternative Acquisition Agreement”). The Company shall, within twenty four (24) hours following a determination by the Company Board (after consultation with its outside legal counsel and financial advisors) that an Acquisition Proposal constitutes a Superior Proposal, notify Parent in writing of such determination.

(c) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Company Shareholder Approval, the Company Board (or any committee thereof) may (x) effect a Company Board Recommendation Change and/or (y) if it elects to do so in connection with or following a Company Board Recommendation Change, terminate this Agreement pursuant to Section 9.1(f) in order to enter into a written definitive agreement with respect to a Superior Proposal, in each case, only if (i) the Company receives an unsolicited written, bona fide Acquisition Proposal from a third party, which is not withdrawn (provided that the making of such Acquisition Proposal by the third party is not in violation of such third party’s standstill obligations to the Company (if any)), (ii) a material breach by the Company of Section 5.2 or this Section 5.3 has not contributed to the making of such Acquisition Proposal; (iii) the Company Board (or any committee thereof) concludes in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may have been offered by Parent prior to the determination by the Company Board (or any committee thereof); (iv) the Company Board (or any committee thereof) determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to effect a Company Board Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(f) would reasonably be expected to be inconsistent with the fiduciary duties of the directors under applicable Law; (v) the Company has notified Parent in writing that it intends to effect a Company Board Recommendation Change and/or terminate this Agreement in respect of such Superior Proposal, describing in reasonable detail the reasons for such Company Board Recommendation Change and/or termination (a “Recommendation Change Notice”), and shall have contemporaneously provided a copy of the proposed Alternative Acquisition Agreement with respect to such Superior Proposal (it being agreed that the Recommendation Change Notice and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto shall not constitute a Company Board Recommendation Change for purposes of this Agreement); (vi) if requested by Parent, the Company shall have made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during the three (3) Business-Day period immediately following the delivery by the Company to Parent of such Recommendation Change Notice (the “Re-Negotiation Period”); and (vii) if Parent shall have delivered to the Company a written, binding and irrevocable offer capable of being accepted by the Company to alter the terms or conditions of this Agreement within the three (3) Business-Day period following the lapse of the Re-Negotiation Period, the Company Board (or any committee thereof) shall have determined in good faith (after consultation with its outside legal counsel and financial advisors) after considering the terms of such offer by Parent, that the failure to effect a Company Board Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(f) would still reasonably be expected to be inconsistent with the fiduciary duties of its directors under applicable Law; provided, however, that the Company shall not terminate this Agreement pursuant to this Section 5.3(c), and any purported termination pursuant to this Section 5.3(c) shall be void and of no force or effect, unless in advance of or substantially concurrently with such termination the Company (1) pays the Parent the Termination Fee required by and pursuant to the terms of Section 9.3(b)(i), and (2) following such termination enters into a binding definitive contract for such Superior Proposal. In the event of any material revisions to the terms of the Superior Proposal, the Company shall be required to deliver a new Recommendation Change Notice to the Parent and to comply with the requirements of this Section 5.3 with respect to such new Recommendation Change Notice, and the Re-Negotiation Period referred to in clause (vi) shall be deemed to have re-commenced on the date of such new notice.

(d) Nothing in this Agreement shall prohibit the Company Board from (i) taking and disclosing to the Company Shareholders a position contemplated by Section 329 of the ICL, and (ii) making any disclosure to the Company Shareholders if the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to make such disclosure would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law or would reasonably likely conflict with or violate any applicable Law or the rules or requirements of the TASE; provided that, in either such case, any such statement(s) or disclosures made by the Company Board will be subject to the terms and conditions of this Agreement, including the provisions of Article X.

Section 5.4 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of the Company and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent and its Representatives any information concerning its business, Taxes, properties or personnel (including employment terms, manuals, handbooks, policies and guidelines) as Parent may reasonably request to prepare for the Closing or the post-Closing integration, including and subject to the foregoing (a) any report, schedule and other document filed or furnished by it with the ISA and any material communication (including “comment letters”) received by the Company from the ISA in respect of such filings, and (b) internal monthly consolidated financial statements of the Company and its Subsidiaries, to the extent prepared in the ordinary course of business consistent with past practice; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, or (iii) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract; and provided further, that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 5.4 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Parent and Merger Sub hereunder. In the event that the Company does not provide access or information in reliance on the first proviso in the preceding sentence, it shall use its commercially reasonable efforts to communicate the applicable information to Parent in a way that would not violate the applicable Law, Contract or obligation or to waive such a privilege. Parent and its Representatives shall have the right to consult on a regular basis with each of the members of the Company’s senior management team, in each case, so that Parent and Merger Sub may obtain all information concerning the business, assets or affairs of the Company as they may reasonably need to prepare for the Closing or the post-Closing integration. Subject to compliance with applicable Law, from the date hereof until the earlier of the termination of this Agreement and the Effective Time, the Company shall confer from time to time as requested by Parent with Parent or its Representatives to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company, as may be reasonably necessary to prepare for the Closing or the post-Closing integration. Any investigation conducted pursuant to the access contemplated by this Section 5.4 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. Any access to the Company’s properties shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 5.4.

Section 5.5 Certain Litigation (a). Each party hereto shall promptly advise the other parties hereto of any Legal Proceedings commenced after the date hereof or, to its Knowledge, threatened in writing against such party or any of its directors, officers (in their capacity as such) or controlled Affiliates by any Company Shareholders (on their own behalf or on behalf of the Company), before any court or other Governmental Authority, relating to this Agreement or the transactions contemplated hereby, and shall keep the other parties hereto reasonably informed regarding any such litigation. Each party hereto shall give the other parties hereto the opportunity to consult with such party regarding the defense or settlement of any such shareholder litigation and shall consider such other parties’ views in good faith with respect to such shareholder litigation; provided that Parent shall also have the right to participate in the defense of any such Legal Proceedings to the extent permissible or not prohibited under applicable Law. The Company agrees that it shall not settle or make an offer to settle any Legal Proceedings commenced against the Company or any director or officer thereof by any shareholder relating to this Agreement or the Merger, without the prior written consent of Parent (which shall not be unreasonably withheld or delayed).

Section 5.6 Director Resignations. Prior to the Closing, except as otherwise may be agreed by Parent, the Company shall use reasonable best efforts to obtain resignation letters from each of the members of the board of directors of the Company (such letters shall be substantially in the form attached as Section 5.6 hereto), in each case with the resignation to be effective as of the Effective Time, together with any supporting document required for registering such resignation with the relevant government office, as applicable.

Section 5.7 Replacement of Subsidiaries’ Directors. If, during the Interim Period or with effect of the Effective Time, any director of a Subsidiary (i) resigns, passes away or for any other reason ceases to be a member of the respective board of directors, or (ii) prior to the Effective Time declares his/her resignation, or his/her intention to resign, with effect as of the Closing Date or following the Closing Date, the Company, to the extent it is permitted by and able under applicable laws, shall exercise its voting and other rights as a shareholder and/or (to the extent legally permissible) instruct the remaining board members of its Subsidiaries, to cause the relevant Subsidiary and its board, to take all measures to replace the respective director(s) (including by coopting such directors) as soon as reasonably possible after the Closing Date, with a view to maintaining on such board at all times a majority of Company representatives or nominees.

Section 5.8 Employee Matters. The Parties agree to certain arrangements with respect to Covered Employees as defined and specified in Exhibit 5.8 hereto.

Section 5.9 Cooperation in Future Financings

(a) To the extent requested by Parent, the Company shall, and shall (subject to applicable law) cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause its Representatives to, in each case at Parent’s sole expense, provide to Parent and Merger Sub reasonable cooperation requested by Parent and Merger Sub that is reasonably required in connection with any potential financing of Parent with respect to the consideration payable in connection with the Merger, including: (i) reasonably promptly following Parent’s request, furnishing Parent and its potential providers of financing with financial and other information reasonably required in connection with any such potential financing in anticipation for the consummation of the Merger; (ii) requesting the Company’s independent auditors to cooperate with Parent’s commercially reasonable efforts to obtain customary comfort letters (including negative assurances) and consents, (iii) participating in a reasonable number of meetings, due diligence sessions and sessions with prospective financing sources and ratings agencies, (iv) assisting with the preparation of materials for rating agency presentations and bank information memoranda (including a bank information memorandum that does not include material non-public information and the delivery of an authorization letter with respect to the bank information memoranda executed by a senior officer of the Company authorizing distribution of financial information therein to prospective financing sources), (v) furnishing, at least three Business Days prior to the Closing, such documentation and information as is requested in writing by the Parent at least 10 days prior to the Closing to the extent required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, including, a certification in relation to the Company and its Subsidiaries regarding individual beneficial ownership to the extent required by 31 C.F.R. §1010.230 and (vi) cooperating with, and taking all actions reasonably requested by, Parent in order to facilitate the potential financing such as the payoff (and resulting termination), at Closing, of the commitments under any existing credit facilities of the Company (including: (a) the repayment in full of all obligations then outstanding thereunder, (b) the release of all encumbrances, security interests and collateral upon payment under the terms of the payoff letters, and (c) the termination of all guaranties and the agreements evidencing subordination in connection therewith). Without limitation of the foregoing, the Company shall deliver to Parent (1) no later than April 1, 2021, the audited consolidated financial statements of the Company and its Subsidiaries as of December 31, 2020 and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the fiscal period then-ending and (2) solely if the Closing shall not have occurred on or prior to May 31, 2021, no later than June 1, 2021, the unaudited consolidated financial statements of the Company and its Subsidiaries as of March 31, 2021 and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the fiscal period then-ending, in each case, prepared in accordance with IFRS consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or as otherwise permitted). Notwithstanding the foregoing, nothing herein shall require the Company to (A) execute any documents, certificates, mortgages or instruments (other than prepayment notices under then existing credit facilities and authorization letters referred to above) pursuant to any potential financing of Parent that are not reasonable and customary to transactions similar to the transactions contemplated under this Agreement or that shall become effective prior to the Effective Time, (B) breach this Agreement, (C) (x) take any action that would reasonably be expected to result in a violation or breach of, or a default (with or without notice, lapse of time, or both) by the Company or a Subsidiary under, any Material Contract to which the Company or any of its Subsidiaries is a party or any Laws or (y) provide access to or require the disclosure of any information that the Company or any of its Subsidiaries reasonably determines would jeopardize any attorney-client or other legal privilege of the Company or any of its Subsidiaries or (D) prepare any financial statements or information that are not readily available to it. The Company hereby consents, on behalf of itself and its Subsidiaries, to the use of the Company’s and its Subsidiaries’ logos in connection with financing of Parent in connection with the Merger; provided that such logos are used in a manner that is not intended to or reasonably likely to harm or disparage the Company’s or its Subsidiaries’ reputation or goodwill. Furthermore, for purposes of this Section 5.9, the term “Representatives”, as defined in the Confidentiality Agreement, shall also include any lenders and investors of Parent (or any of its Affiliates).

(b) Notwithstanding the requirements of this Section 5.9, (i) nothing herein shall require cooperation contemplated thereby to the extent it would unreasonably or materially interfere with the business or operations of the Company or its Subsidiaries, (ii) neither the Company nor any of its Subsidiaries shall be required to pay any commitment fee or other fee or any payment whatsoever or to incur any liability or agree to any undertaking or obligation whatsoever with respect to the financing prior to the Effective Time (in each case other than in connection with the prepayment notices under the then existing credit facilities), and (iii) nothing herein shall require cooperation or assistance from a Company Representative to the extent such Company Representative may incur any personal (financial or other) liability by providing such cooperation or assistance.

ARTICLE VI

COVENANTS OF PARENT AND MERGER SUB

Section 6.1 Directors’ and Officers’ Indemnification and Insurance.

(a) The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements, including those listed in Section 6.1(a) of the Company Disclosure Letter, between the Company or any of its Subsidiaries and any of their respective current or former directors and officers, and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (each indemnified Person hereunder, the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the seventh anniversary of the Effective Time, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) cause the Articles of Association (and other similar organizational documents) of the Surviving Company and its Subsidiaries to contain provisions with respect to indemnification, insurance, exculpation and the advancement of expenses that are at least as favorable as the indemnification, insurance, exculpation and advancement of expenses provisions contained in the articles of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such seven-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable Law; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the final disposition of such action or final resolution of such claim.

(b) Prior to the Effective Time, the Company shall, or, if the Company is unable to, Parent shall cause the Surviving Company as of or immediately after the Effective Time to purchase a seven (7) year extended reporting period endorsement or run-off tail policy with respect to the Company’s directors’ and officers’ liability insurance with terms, conditions, retentions and limits of liability that are substantially similar in the aggregate to the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance (“D&O Insurance” or a “Reporting Tail Endorsement”), and during the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) (i) maintain such D&O Insurance or Reporting Tail Endorsement, as applicable, in full force and effect for its full term, or (ii) purchase a substitute policy with the same coverage limits and substantially similar terms as in the D&O Insurance or Reporting Tail Endorsement, as applicable, proposed to be purchased by the Surviving Company.

(c) If Parent or the Surviving Company or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations of Parent and the Surviving Company set forth in this Section 6.1.

(d) The obligations set forth in this Section 6.1 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the Reporting Tail Endorsement (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the Reporting Tail Endorsement (and their heirs and representatives). Each of the Indemnified Persons or other persons who are beneficiaries under the D&O Insurance or the Reporting Tail Endorsement referred to in Section 6.1(b) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.1, with full rights of enforcement as if a party hereto.

(e) The obligations and liability of Parent, the Surviving Company and their respective Subsidiaries under this Section 6.1 shall be joint and several.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.1 is not prior to or in substitution for any such claims under such policies.

Section 6.2 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement and ensure that Merger Sub, prior to the Effective Time, shall not conduct any business, incur or guarantee any Indebtedness or any other liabilities or make any investments, other than those activities incident to its obligations under this Agreement or the transactions contemplated hereby.

ARTICLE VII

ADDITIONAL COVENANTS OF ALL PARTIES

Section 7.1 Reasonable Best Efforts to Complete. Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to: (i) cause the conditions set forth in Article VIII to be satisfied; (ii) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Merger and the transactions contemplated hereby; (iii) obtain all necessary or appropriate consents, waivers and approvals under any Material Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby so as to maintain and preserve the benefits under such Material Contracts following the consummation of the transactions contemplated by this Agreement; and (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement and the Ancillary Agreements. In addition to the foregoing, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement. Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract.

Section 7.2 Regulatory Filings.

(a) Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, if applicable, on the one hand, and the Company, on the other hand, shall (x) file with the applicable Governmental Authority in each of the jurisdictions listed on Section 7.2(a) of the Company Disclosure Letter, the notifications as required by their respective Antitrust Laws, in each case as soon as practicable after the date of this Agreement but in no event later than ten (10) Business Days following the execution and delivery of this Agreement, and (y) file comparable pre-merger or post-merger notification filings, forms and submissions with any other

Governmental Authority that is required by any other Antitrust Laws as listed on Section 7.2(a) of the Company Disclosure Letter as soon as practicable after the date of this Agreement and in any event before the expiration of any applicable legal deadline. Each of Parent and the Company shall (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by any Governmental Authority in which any such filing is made under any other Antitrust Laws, and (iv) use reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under Antitrust Laws applicable to the Merger as soon as practicable (and in any event, prior to the Outside Date), including by seeking early termination thereof, to the extent applicable, to not take any action with the effect of extending any review or waiting period under applicable Antitrust Laws, (unless as expressly requested by the applicable Governmental Authority) and to obtain any required consents under any Antitrust Laws applicable to the Merger as soon as practicable (and in any event prior to the Outside Date), and to avoid any impediment to the consummation of the Merger under any Antitrust Laws, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as any Governmental Authority or Person may assert under any applicable Antitrust Laws with respect to the Merger.

(b) Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, if applicable, on the one hand, and the Company, on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement or with respect to any filings that have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 8.1(b). Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential information.

(c) Each of Parent, Merger Sub and the Company shall cooperate with one another in good faith to (i) promptly determine whether any filings not contemplated by Section 7.2(a) are required to be or should be made, and whether any other consents, approvals, permits or authorizations not contemplated by Section 7.2(a) are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated hereby, and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated hereby.

(d) Notwithstanding anything in this Agreement to the contrary, each of Parent and the Company agrees, and shall cause each of its Affiliates and/or Subsidiaries, to take any and all reasonable actions necessary to obtain any consents, clearances or approvals required under or in connection with any applicable Law (including Antitrust Law), and to enable all waiting periods under any applicable Law (including Antitrust Law) to expire, and to avoid or eliminate each and every impediment under any applicable Law (including Antitrust Law) asserted by any Governmental Authority, in each case, to cause the Merger and the other transactions contemplated hereby to occur as soon as practicable and in any event prior to the Outside Date, including but not limited to (i) promptly complying with or modifying any requests for additional information (including any second request) by any Governmental Authority, (ii) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby and taking any and all other actions to prevent the entry, enactment or promulgation thereof. From and after the date hereof and until all Approvals by Governmental Authorities required in connection with the Merger and the other transactions contemplated hereby have been obtained, each of the Company and Parent shall not, and shall cause its Affiliates not to, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to increase in any material respect the risk of not obtaining any such governmental Approval.

(e) Nothing in this Agreement shall require Parent, the Surviving Company or any other subsidiary of Parent to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or propose to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Parent, the Surviving Company or any other subsidiary of Parent or the Company, whether as a condition to obtaining any approval from, or to avoid potential litigation or administrative action by, a Governmental Authority or any other person or for any other reason.

(f) Notwithstanding the provisions of Section 7.2(e) above, in the event that any of the approvals under any Antitrust Law in any Immaterial Jurisdiction is not received by the Company and Parent prior to the earlier of (i) the lapse of three (3) months from the date of this Agreement, and (ii) the date that all of the conditions to Closing set forth in Section 8.1, Section 8.2 and Section 8.3 (other than the conditions set out therein that are to be satisfied on the Closing Date) shall have been satisfied or waived by the party entitled to waive the same:

(i) Parent shall notify the Company of the failure to obtain the applicable approval required under applicable Antitrust Laws; and

(ii) Parent and the Company shall immediately enter into good faith discussions to agree on alternative solutions in order to consummate the Merger without the lawful requirement for such regulatory approval, including by way of divestment of the Company’s business in any such Immaterial Jurisdiction(s), and the parties hereto shall take commercially reasonable efforts (without requiring Parent to dispose any part of its business as existing prior to Closing) to implement any solution so reached.

Section 7.3 Company Shareholders Meeting.

(a) As soon as reasonably practicable following the date of this Agreement, but in no event later than the tenth Business Day after the date hereof, the Company (with Parent’s reasonable cooperation) shall (i) establish a record date for, duly call, give notice of, convene and hold a special meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval, (ii) publish such notice of the Company Shareholder Meeting, which shall include a voting deed (proxy card (in Hebrew: Ktav Hatzbaa)) to vote such shareholder’s Company Shares, all in accordance with and as required under applicable Law, the ICL and the regulations promulgated thereunder and the Company’s Charter Documents and (iii) otherwise comply with the notice requirements applicable to the Company pursuant to the ICL, the Israeli Securities Law and the regulations promulgated under each, including the Charter Documents and any other applicable Law.

(b) The initial date set for the Company Shareholders Meeting shall be no later than 35 days after publishing the notice of Company Shareholders Meeting. The Company shall include in the notice to the Company Shareholders Meeting the Company Board Recommendation. The Company shall use its reasonable best efforts to cause the notice of the Company Shareholders Meeting to set forth all material information relating to the Company Shareholders’ decision to adopt and approve the Merger, this Agreement and the transactions contemplated hereby, including the content of any fairness opinion obtained by the Company Board in connection with the approval by the Company Board of the Merger and the other transactions contemplated hereby and all other information required by applicable Law.

(c) Parent shall furnish to the Company information as required by applicable Law and as may be reasonably requested by the Company in connection with the preparation, filing and distribution of the notice of the Company Shareholders Meeting. The Company shall not include in the notice of the Company Shareholders Meeting any information with respect to the Parent or its Affiliates, unless the form and content thereof shall have been consented to in writing by the Parent prior to such inclusion. The Company shall bear sole and exclusive responsibility with respect to the notice of Company Shareholders Meeting, other than for information about the Parent and its Affiliates provided by Parent to the Company in writing for the purpose of inclusion in the notice of Company Shareholders Meeting.

(d) Prior to the filing of the notice of Company Shareholders Meeting, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of such notice and related correspondence and filings, (y) include in such drafts, correspondence and filings comments reasonably proposed by Parent, and (z) to the extent practicable and not prohibited under applicable Law, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the ISA or TASE, or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the transactions contemplated hereby.

(e) If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, by either the Company, Parent or Merger Sub that should be set forth in an amendment of or a supplement to the notice of Company Shareholders Meeting, such party shall inform the others thereof and the Company shall, in accordance with the procedures set forth in this Section 7.3(e), prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company. In the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in the Company Shares so voted.

(f) The Company shall use commercially reasonable efforts to solicit from the Company shareholders proxies in favor of the approval of this Agreement and the Merger.

(g) Notwithstanding the foregoing, the Company may adjourn or postpone the Company Shareholders Meeting (A) with Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed), or (B) without Parent’s consent (i) to the extent required by applicable Law (ii) to the extent necessary to ensure that any supplement or amendment to the notice of Company Shareholders Meeting is provided to the Company Shareholders within a reasonable time in advance of the Company Shareholders’ Meeting, or (iii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the Company Shareholders’ Meeting or to obtain the Company Shareholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Company Shareholder Approval.

Section 7.4 Merger Proposal; Certificate of Merger.

(a) Subject to the ICL and the regulations promulgated thereunder, as promptly as practicable following the date hereof the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 7.4(a) accordingly): (a) cause a merger proposal (in the Hebrew language) in the form reasonably acceptable to the parties hereto (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (b) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the shareholders meeting, (c) the Company shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, (d) promptly after the Company shall have complied with the preceding sentence and with clauses (e)(i) and (e)(ii) of this Section 7.4(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (e) each of the Company and, if applicable, Merger Sub, shall: (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar; (ii) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i); and (iii) send to the Company’s “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (i)(A) of this Section 7.4(a), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, (f) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval, and (g) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar (which in no event shall be prior to the lapse of 50 days from the filing of the Merger Proposal with the Companies Registrar and 30 days from the date the Company Shareholder Approval is obtained). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 7.4(a), “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

(b) The sole shareholder of Merger Sub has approved the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). No later than three days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

Section 7.5 Anti-Takeover Statute. In the event that any anti-takeover or other similar statute is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to take such actions within their respective control as are permitted under applicable Law and necessary to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such statute on this Agreement and the transactions contemplated hereby.

Section 7.6 Notification of Certain Matters.

(a) Subject to applicable Law and the instructions of any Governmental Authority, each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including (subject to any confidentiality obligations) promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their Subsidiaries, from any Governmental Authority with respect to such transactions.

(b) Without limiting the generality of Section 7.6(a) above, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall give prompt notice to Parent and Merger Sub upon becoming aware (i) of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Ancillary Agreement, if and only to the extent that such failure, would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby set forth in Section 8.2(b) to fail to be satisfied at the Closing, and (ii) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such notice or other communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Company or Parent; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 7.6(b).

(c) Without limiting the generality of Section 7.6(a) above, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, Parent shall give prompt notice to the Company upon becoming aware (i) that any representation or warranty made by Parent or Merger Sub in this Agreement or any Ancillary Agreement that is qualified as to materiality has become untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) of any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Ancillary Agreement, in any such case if and only to the extent that such untruth or inaccuracy, or such failure, would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the transaction contemplated hereby set forth in Section 8.3(a) or (b) to fail to be satisfied at the Closing, and (iii) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such notice or other communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Company or Parent; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to the Company pursuant to this Section 7.6(c).

(d) The Company shall promptly advise Parent in writing of any change or event that has or would reasonably be expected to have a Company Material Adverse Effect or cause any of the conditions to Closing set forth in Article VIII not to be satisfied by the Outside Date.

(e) The Company and any of its Subsidiaries shall keep the Parent informed of the status of any negotiation with any Employees Representative, including by promptly furnishing the Parent with copies of all material written correspondence, notice and other communications received by or sent by the Company (or any of its Affiliates or representatives) from or to Employees Representative. The Company shall permit the Parent to review in advance any material proposed written correspondence, notices or other communications to be made by the Company or its Subsidiaries to any Employees Representative and shall consult with the Parent in connection with any such material communications and consider in good faith any comments that the Parent shall make thereon. None of the Company nor its Subsidiaries shall participate in any material meeting, or engage in any material substantive conversation, with any Employees Representative without giving the Parent reasonable advance notice of such meeting or conversation and the opportunity to attend and participate.

Section 7.7 Public Statements and Disclosure. None of the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall issue any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable Israeli or United States securities exchange or regulatory or Governmental Authority to which the relevant party, is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use reasonable best efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party). Notwithstanding the foregoing,(i) without prior consent of the other party, each of Parent and the Company may disseminate material substantially similar to material included in a press release or other document previously approved for public distribution by the other party, and (ii) the foregoing shall not apply to any press release or other public announcement or disclosure by the Company of any information concerning any Company Acquisition Proposal or this Agreement or the transactions contemplated by this Agreement in connection with or following a Company Board Recommendation Change. Each party agrees to promptly make available to the other parties copies of any written public communications made without prior consultation with the other parties.

Section 7.8 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, made as of July 8, 2020 (as amended, the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms.

Section 7.9 Tax Rulings.

(a) As soon as practicable after the date of this Agreement, and no later than ten (10) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission) confirming that the cancellation and exchange of the Company 102 Options in accordance with Section 2.7(c), and conversion of the Company 102 Shares in accordance Section 2.7(a)(i) shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Option Consideration and the Merger Consideration are deposited with the 102 Trustee until the end of the respective holding period (the “Options Tax Ruling”). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company, the Paying Agent and their respective agents from any withholding obligation, in relation to any payments made to the 102 Trustee with respect to any Company 102 Options or Company 102 Shares. If the Option Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Paying Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any

Company Options or Company Shares (whether or not subject to Section 102 of the Ordinance) to the, Paying Agent, the 102 Trustee or the Company (or any Subsidiary thereof) in connection with the Merger (the “Interim Option Tax Ruling”). To the extent that prior to the Closing an Interim Option Tax Ruling shall have been obtained, then all references herein to the Option Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Option Tax Ruling is obtained.

(b) As soon as practicable following the date of this Agreement but in no event later than ten (10) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission) that (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at source is to be effected, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than Company Ordinary Shares subject to Section 102 of the Ordinance) (x) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be effected, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).

(c) Without limiting the generality of Section 7.2, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling (including the Interim Option Tax Ruling) and the Withholding Tax Ruling. The final text of the Interim Option Tax Ruling, the Option Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. The Company and its Representatives shall coordinate applications to, and conduct negotiations with, the ITA with respect to matters relating to the Interim Option Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling with prior coordination with Parent or its Representatives, and to the extent practicable will enable Parent’s Representatives to participate in all discussions and meetings with the ITA relating thereto. In the event that Parent’s Representatives elect not to participate in any such meeting or discussion, the Company’s Representatives shall provide Parent’s Representatives a report of the discussions and/or meetings held with the ITA. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling, as promptly as practicable.

Section 7.10 TASE De-Listing of Company Shares; IIA Incubator Approval. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part (A) under applicable Law and rules and policies of the TASE to enable the de-listing the Ordinary Shares from the TASE and the deregistration of the Ordinary Shares under the Israel Securities Law effective as of the Effective Time, and (B) apply for and receive the consent of the IIA and the Investment Center for the change of control as contemplated by the Merger with respect to the Company’s incubator program prior by the Effective Time.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1 Conditions. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (except with respect to the condition set forth in Section 8.1(a), which cannot be waived) by mutual written agreement of Parent and the Company, prior to the Effective Time, of each of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) Regulatory. Any waiting period (and any extension thereof) applicable to the Merger under applicable Antitrust Laws in the jurisdictions listed on Schedule 8.1(b) shall have been terminated or shall have expired, and any Approvals required to be obtained or filings required to be made prior to the Closing under applicable Antitrust Laws in the jurisdictions listed on Schedule 8.1(b) shall have been obtained or filed, as applicable.

(c) Israeli Statutory Waiting Periods. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of the Company.

(d) Certificate of Merger. The Certificate of Merger shall have been issued by the Companies Registrar, and the Company and Merger Sub shall have received copies thereof.

(e) No Legal Prohibition. No Governmental Authority of competent jurisdiction shall have after the date of this Agreement (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any Order that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

Section 8.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a) Representations and Warranties. Each representation and warranty of the Company set forth in Section 3.2 (Corporate Power; Enforceability), Section 3.3 (Board and Shareholders Actions) and Section 3.6(a) (Company Capitalization) shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made on and as of such date, except (x) for changes contemplated by this Agreement, and (y) for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date. The other representations and warranties of the Company set forth in this Agreement (disregarding all materiality, “Material Adverse Effect”, and similar qualifications contained in such representations and warranties) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that would not, individually or in the aggregate, result in a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed (a) in all material respects, the obligations that are to be performed by it under Sections 5.1(b)(iv)(B), 5.1(b)(v), 5.1(b)(vi), 5.1(b)(vii), 5.1(b)(xii), 5.2, 5.3, and 5.8 of this Agreement at or prior to the Effective Time, and (b) the obligations that are to be performed by it under this Agreement (other than the provisions referred to in (a) above) at or prior to the Effective Time, except for any non-performance (to the extent not cured) which does not, individually or in the aggregate, result in a Material Adverse Effect.

(c) Officer’s Certificate of the Company. Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(d) have been satisfied.

(d) Company Material Adverse Effect. There shall not have occurred, following the date of this Agreement, any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 8.3 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of the Parent and Merger Sub set forth in Section 4.2 (Corporate Power; Enforceability) shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except (i) for changes contemplated by this Agreement, and (ii) for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct in all material respects as of such particular date, except (i) for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations under this Agreement, (ii) for changes contemplated by this Agreement, and (iii) for those representations and warranties that address matters only as of a particular date, which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such particular date that would not, individually or in the aggregate, prevent the Merger or prevent or impair the ability of Parent and Merger Sub to fully comply with and perform their respective covenants and obligations under this Agreement.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations that are to be performed by Parent and Merger Sub under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate of Parent and Merger Sub. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof (in the form attached as Section 8.3(c) hereto), certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1 Termination. This Agreement may be validly terminated only as follows (it being understood and hereby agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), by mutual written agreement of Parent and the Company; or

(b) by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that any Governmental Authority of competent jurisdiction shall have formally issued a permanent, final and non-appealable Order or any other action by any Governmental Authority permanently enjoining or otherwise permanently prohibiting the Merger and such Order or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a party if the issuance of such Order or other action was primarily due to the failure of such party to perform any of its obligations under this Agreement or under any Ancillary Agreement; or

(c) by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that the Effective Time shall not have occurred on or before 270 days of the date hereof (such date referred to herein as the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party hereto (i) whose actions or omissions have been a principal cause of, or primarily resulted in, the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement or (ii) that is in material breach of this Agreement; or

(d) by either Parent or the Company, at any time prior to the Effective Time, in the event that the Company shall have failed to obtain the Company Shareholder Approval after the final adjournment of the Company Shareholders Meeting at which a vote is taken on the Merger; or

(e) By Parent, at any time prior to the Effective Time, if there shall have occurred a Company Material Adverse Effect; or

(f) by the Company, at any time prior to the receipt of the Company Shareholder Approval, in order to enter into a written definitive agreement with respect to a Superior Proposal pursuant to Section 5.3(c) and concurrently with the termination of this Agreement the Company pays Parent the Termination Fee pursuant to Section 9.3(b)(i); or

(g) by Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under this Agreement in any material respect, and (ii) the Company shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and shall have failed to cure, or cannot cure, such breach within ten (10) Business Days after the Company has received written notice of such breach from Parent (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(g) in respect of the breach set forth in any such written notice (A) at any time during such ten (10) Business Day period, (B) at any time after such ten (10) Business Day period if the Company shall have cured such breach during such ten (10) Business Day period) or (C) at any time prior to two (2) Business Days immediately before the Outside Date with respect to any breach of any representation or warranty by the Company set forth in Article III to the extent such breach relates to actions, omissions or occurrences following the date hereof;) or

(h) by Parent, at any time prior to the receipt of the Company Shareholder Approval, in the event that (i) the Company Board (or a committee thereof) shall have effected a Company Board Recommendation Change, (ii) a tender or exchange offer for Company Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Parent and, within ten (10) Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company Board (or a committee thereof) shall have recommended to the Company’s shareholders to approve the Acquisition Proposal referred to in this clause (ii), or (iii) the Company or any Representatives willfully and materially breaches Section 5.2 or Section 5.3, subject to any qualifications included therein; or

(i) by the Company, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) the Company has not breached any of its representations, warranties or covenants under this Agreement in any material respect and (ii) Parent or Merger Sub shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and shall have failed to cure, or cannot cure, such breach within ten (10) Business Days after Parent has received written notice of such breach from the Company (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(i) in respect of the breach set forth in any such written notice (A) at any time during such ten (10) Business Day period, and (B) at any time after such ten (10) Business Day period if Parent and Merger Sub shall have cured such breach during such ten (10) Business Day period).

Section 9.2 Notice of Termination; Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any director, officer, employee, affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 7.8, this Section 9.2, Section 9.3 and Article X, each of which shall survive the termination of this Agreement, and (b) nothing in this Agreement shall relieve any party or parties hereto, as applicable, from liability for any fraud or willful and material breach of any representation, warranty, covenant, obligation or other provision of this Agreement. For purposes of this Agreement, “willful breach” shall mean any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 9.3 Fees and Expenses.

(a) General. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

(b) Company Payments.

(i) In the event that this Agreement is terminated by the Company pursuant to Section 9.1(f), the Company shall pay to Parent NIS 38,505,000 (thirty eight million five hundred and five thousand New Israeli Shekels) (the “Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, as a condition to the effectiveness of such termination.

(ii) In the event that this Agreement is terminated by Parent pursuant to Section 9.1(h), the Company shall pay to Parent the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days (i) in the event that this Agreement is terminated by Parent pursuant to Section 9.1(h)(i), after demand by Parent, and (ii) otherwise, after the consummation of an Acquisition Transaction (for purpose of this definition, replacing all references in such definition of fifteen (15%) with fifty percent (50%)) consummated within nine months from the termination date.

(iii) In the event that the Company fails to pay any amount required pursuant to this (b) when due, such amount shall accrue interest for the period commencing on the date such amount became past due, at a rate equal to the rate of interest publicly announced by Citibank N.A. from time to time during such period, as such bank’s prime lending rate. In addition, if the Company fails to pay such amount when due, the Company shall also pay to Parent all of Parent’s costs and expenses (including reasonable attorneys’ fees) in connection with successful efforts to collect such amounts. The Company acknowledges that the provisions of Section 9.3(b) are an integral part of the transactions contemplated hereby and that, without these agreements, Parent would not enter into this Agreement.

Section 9.4 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that the Company has received the Company Shareholder Approval, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders under applicable Law without obtaining the Company Shareholder Approval of such amendment.

Section 9.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Survival of Representations, Warranties and Covenants. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

Section 10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) seven (7) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) two (2) Business Days after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of receipt), in each case to the intended recipient as set forth below:

(a)	if to Parent or Merger Sub, to:

Ultra Clean Holdings, Inc.

26462 Corporate Ave.

Hayward, CA 94545

Attention: Jim Pursiano

email:

with a copy (which shall not constitute notice) to:

Meitar | Law Offices

16 Abba Hillel Silver Rd.

Ramat Gan 52506

Israel

Attention: David Chertok, Adv., Shaul Hayoun, Adv., Tomer Sela, Adv.

Facsimile: (972) 3-610-3755

email:

(b)	if to the Company, to:

Ham-Let (Israel-Canada) Ltd.

Ziporit Industrial Center

Nazrat Ilit

Attention: Amir Widmann, CEO; Gillon Beck, Chairman

Facsimile: (972) 4-6414173

email:

with copies (which shall not constitute notice) to:

Naschitz, Brandes, Amir, Law Offices

5 Tuval St.

Tel-Aviv

Israel

Attention: Sharon Amir, Adv., Einat Rosu, Adv., Avishai Eliash, Adv.

Facsimile: (972) 3-623-5149

email:

Section 10.3 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that each of Merger Sub and Parent may assign, in its sole discretion and without the consent of the Company, any or all of its rights, interests and obligations hereunder to any Affiliate thereof (each, an “Assignee”). Any such Assignee may thereafter assign, in its sole discretion and without the consent of the Company, any or all of its rights, interests and obligations hereunder to one or more additional Assignees; provided, however, that in connection with any assignment to an Assignee or by such Assignee to its additional Assignees, Parent and Merger Sub shall remain liable for the performance by any such Assignees of their obligations hereunder. Subject to the preceding sentence, this Agreement shall (i) be binding upon the parties hereto and their respective successors and permitted assigns and (ii) shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 10.4 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Annexes hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT, MERGER SUB OR ANY OF THEIR AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE ONE HAND, NOR THE COMPANY OR ANY OF ITS AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 10.5 Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 6.1 and Section 10.12, (b) the right of the Company to pursue damages (including in respect of the damages caused to its shareholders) in the event Parent and/or Merger Sub do not consummate the Merger in breach of this Agreement, which right is hereby acknowledged by Parent and Merger Sub, and (c) from and after the Effective Time, the rights of holders of Company Shares and other Company Securities to receive the amounts to which they are entitled pursuant to Article II.

Section 10.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 10.7 Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b) The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each party hereby irrevocably and unconditionally waives any requirement for the securing or posting of any bond in connection with any such remedy.

Section 10.8 Governing Law. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the Laws of any other jurisdiction.

Section 10.9 Consent to Jurisdiction.

(a) Each of the parties hereto (i) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b) Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in any manner permitted to provide notices in accordance with Section 10.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 10.9 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

Section 10.10 Company Disclosure Letter References. The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties of the Company that are set forth in the corresponding section or subsection of this Agreement, and (ii) any other representations and warranties of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties is reasonably apparent on the face of such disclosure.

Section 10.11 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery (including, without limitation, in pdf, DocuSign or other scan format) shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 10.12 Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, each party hereto acknowledges and irrevocably agrees that the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing (as defined below), including any commitment letters, joinder agreements, credit agreements (or similar definitive financing documents) relating thereto, together with their respective Affiliates and Representative (collectively, the “Debt Financing Sources”) shall not have any liability or obligations (whether based in contract, tort, fraud, strict liability or otherwise) to the Company, its Subsidiaries, its Representatives or the Affiliates of the foregoing arising out of or relating to this Agreement or any potential debt financing to be provided or arranged by the Debt Financing Sources in connection with this Agreement (the “Debt Financing”). It is also hereby agreed that in no event will the Company, its Subsidiaries, its Representatives or the Affiliates of the foregoing be entitled to specific performance of any commitment letter or similar agreement entered into by Parent for any Debt Financing against the Debt Financing Sources providing such Debt Financing. Without limitation of the foregoing, the parties hereto agree (i) that any legal action or proceeding, whether at law or in equity, whether in contract or in tort or otherwise against any Debt Financing Source arising out of or relating to this Agreement or the performance hereunder shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City and State of New York (whether a state or a federal Court), and any appellate court from thereof, (ii) that any legal action or proceeding, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source shall be governed by, and construed in accordance with, the laws of the State of New York, (iii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such legal action in any other court, (iv) that each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby involving any of the Debt Financing Sources and (v) that the Debt Financing Sources are express third party beneficiaries of this Section 10.12 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Section) and this Section 10.12 and such provisions shall not be amended in any way materially adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources. For the avoidance of doubt, nothing in this Section 10.12 shall constitute a financing condition to the consummation of the Merger.

[Remainder of Page Intentionally Left Blank]

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

PARENT

By:	/s/ James Scholhamer
Name:	James Scholhamer
Title:	CEO

SIR DAIBUS LTD.

By:	/s/ James Scholhamer
Name:	James Scholhamer
Title:	Director

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

MERGER SUB

By:	/s/ James Scholhamer
Name:	James Scholhamer
Title:	Director

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

COMPANY

By:	/s/ Beck Gillon	/s/ Amir Widmann
Name:	Beck Gillon	Amir Widmann
Title:	Chairman	CEO